MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                November 26, 2008


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
Securities and Exchange Commission
Attn:    John Zitko
         Larry Spirgel, Assistant Director
Mail Stop 3720
Washington, D.C.  20549

Re:      China Wi-Max Communications, Inc.
         Amendment No. 2 to Registration Statement on Form 10
         Filed on November 5, 2008
         File No. 000-53268

Dear Messrs. Zitko and Spirgel,

         We have filed Amendment number 3 to Form 10 with amendments responsive to your comments dated November 14, 2008 in which we have denoted the comment number in parenthesis, where amendments were made, and we further respond to each of your comments as follows:

GENERAL
-------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT THREE BUT ALSO CONTINUE TO NOTE YOUR USE OF TERMS SUCH AS "THE COMPANY" IN REFERENCE TO ENTITIES OTHER THAN THE NEVADA HOLDING COMPANY. TERMS SUCH AS "THE COMPANY," AND "CHINA WI-MAX" SHOULD ONLY REFER TO THE REGISTRANT, NOT TO ANY OPERATING ENTITY OR ANY OTHER PARTIES. SINCE THE CHINA WI-MAX IS NOT AN OPERATING BUSINESS, YOU SHOULD IDENTIFY EACH OPERATING ENTITY, AS APPLICABLE, THROUGHOUT THE PROSPECTUS. WHERE YOU OPERATE YOUR BUSINESS THROUGH AN OPERATING ENTITY IN THE PRC, YOUR DISCLOSURE SHOULD BE CLEAR THAT CHINA WI-MAX DOES NOT DIRECTLY OPERATE THAT BUSINESS, BUT INSTEAD HAS A PARTIAL OWNERSHIP INTEREST OR CONTRACTUAL RELATIONSHIP WITH THAT ENTITY.

Response:

         We have revised areas throughout the Registration Statement text to eliminate the confusing verbiage, specifically on pages 3 through 16.

November 26, 2008
China Wi-Max Communications, Inc.
Amendment No. 3 to Form 10
File No. 000-53268
Page 2 of 4

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT THREE AND THE REVISED DISCLOSURE ON PAGES THREE THROUGH SIX. HOWEVER, YOUR DISCLOSURE THROUGHOUT THIS SECTION CONTINUES TO ADDRESS THE COMPANY'S FUTURE PLANS. PLEASE CENTER YOUR DISCLOSURE PRIMARILY UPON CURRENT OPERATIONS. YOU SHOULD DISCUSS PROSPECTIVE OPERATIONS UNDER AN APPROPRIATE SUBHEADING, ALONG WITH THE CONDITIONS AND TIMETABLE FOR CONDUCTING THOSE OPERATIONS.

Response:

         We have revised to delete references to "future plans" to focus on current operations, except in a "Future Plan" section on page 17.


ITEM 1. BUSINESS, PAGE 3
------------------------

3. WE NOTE YOUR  RESPONSE TO PRIOR  COMMENT  FIVE AND YOUR  REFERENCE TO REVISED
EXHIBIT 99.1. WE ALSO NOTE THAT THE  REGISTRATION FOR COMPANY B (UNIDENTIFIED IN
EXHIBIT 99.1) IS STILL LISTED AS "PENDING," YOUR DESCRIPTION OF GAO DA AS BEING 50% OWNED DOES NOT APPARENTLY RECONCILE WITH YOUR STATEMENT ON PAGE FIVE THAT CHINA WI-MAX INTENDS TO ACQUIRE 50% OWNERSHIP IN GAO DA AT A FUTURE DATE, AND YOU HAVE IDENTIFIED ONLY ONE OF THE TWO LOCAL CHINESE COMPANIES WITH WHICH YOU DISCLOSE AFFILIATES HAVE CONTRACTUAL ARRANGEMENTS. THEREFORE, PLEASE REVISE YOUR DISCLOSURE HERE AND ELSEWHERE IN THE DOCUMENT, AS APPROPRIATE, INCLUDING EXHIBITS 99.1 AND 21.1, TO PROVIDE A DETAILED DISCUSSION OF YOUR CURRENT CORPORATE STRUCTURE. AS ALSO NOTED ABOVE, PROPOSED CORPORATE STRUCTURE MAY BE INCLUDED UNDER AN APPROPRIATE SUBHEADING, ALONG WITH THE CONDITIONS AND TIMETABLE FOR EXECUTING SUCH STRUCTURE, SPECIFICALLY IDENTIFYING ENTITIES AND THE PROPOSED MANNER OF CONTROL.

Response:

         We have included revised exhibits 99.1 and 21.1 per your request. We have also changed the language on page five where marked (COMMENT #3) to comply with your comment.

4. WE NOTE THE RESPONSE TO PRIOR COMMENT SIX AND THE ADDED DISCLOSURE ON PAGE FIVE THAT THE THIRD PRIMARY CONTRACT IS BETWEEN DA CHUAN, GAO DA, AND LONG TENG. HOWEVER, EXHIBIT 10.7 IS BETWEEN ONLY GAO DA AND LONG TENG. PLEASE ADVISE OR REVISE.

Response:

         We have revised language on page five as well as removed "Da Chuan" from page 18 where marked (COMMENT #4).

November 26, 2008
China Wi-Max Communications, Inc.
Amendment No. 2 to Form 10
File No. 000-53268
Page 3 of 4

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT SEVEN AND THE REVISED DISCLOSURE ON PAGE FIVE THAT GAO DA HOLDS WIRELESS SPECTRUM LICENSES FOR BEIJING, HANGZHOU AND SHANGHAI, WHICH WERE FUNDED BY CHINA WI-MAX AND RECORDED BY CHINA WI-MAX AS DEPOSITS. GAO DA HAS ISSUED A DECLARATION OF TRUST TO CHINA WI-MAX AS DEPOSITS. GAO DA HAS ISSUED A DECLARATION OF TRUST TO CHINA WI-MAX AS BENEFICIARY PLEDGING ALL GAO DA SHARES TO CHINA WI-MAX AS COLLATERAL FOR THE DEPOSITS, HOWEVER, WE WERE UNABLE TO LOCATE THE OPERATIVE PROVISIONS OF SUCH AGREEMENTS IN EXHIBITS 10.6, 10.7, AND 10.8. PLEASE ADVISE OR REVISE.

Response:

         The  Exhibits  10.6,  10.7 and 10.8 have no such  provisions,  however,
Exhibit 10.11 filed herewith is a Declaration of Trust. We have revised the language at page 5 where marked (COMMENT #5).

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT EIGHT AND THE REVISED DISCLOSURE ON PAGE 13 THAT THE COMPANY BELIEVES THE CONTRACTS WITH GAO DA AND LONG TENG HAVE SUBSTANTIAL DEFAULT PROVISIONS ENFORCEABLE, TO PROVIDE FOR REVENUE SHARING AND ENTERPRISE MANAGEMENT, HOWEVER, WE WERE UNABLE TO LOCATE THE OPERATIVE PROVISIONS IN SUCH AGREEMENTS. PLEASE ADVISE OR REVISE.

Response:

         The Company believes that Articles 5 and 6 of the Long Teng Agreement provide enforceability, but have amended the language at page 12 about substantial default provisions.

PLAN OF OPERATIONS, PAGE 33
---------------------------

7. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 12 BUT CONTINUE TO NOTE REFERENCES TO THE COMPANY'S OFFERING MEMORANDUM WERE CONTAINED ON THE COMPANY'S WEBSITE THROUGHOUT THE COURSE OF YOUR ONGOING CONVERTIBLE NOTE PRIVATE PLACEMENT. PLEASE TELL US IN YOUR RESPONSE LETTER WHAT ROLE, IF ANY, THE ABOVE-REFERENCED ITEMS HAVE SERVED TO IDENTIFY POTENTIAL INVESTORS IN THIS OFFERING.

Response:

         No role was played by the above-referenced items in identifying any investors. All investors were friends or acquaintances of officers, directors, or founding shareholders.

November 26, 2008
China Wi-Max Communications, Inc.
Amendment No. 2 to Form 10
File No. 000-53268
Page 4 of 4


CONFLICTS OF INTEREST, PAGE 49
------------------------------

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 17 AND THE REVISED  DISCLOSURE ON PAGE
47. PLEASE REVISE TO MAKE CLEAR, IF TRUE, THAT THERE ARE NO CURRENT CONFLICTS OF INTERESTS INVOLVING ANY OF YOUR DIRECTORS AND EXECUTIVE OFFICERS. IF ANY MEMBER OF MANAGEMENT IS CURRENTLY AFFILIATE WITH ANOTHER PUBLIC OR PRIVATE COMPANY THAT COULD GIVE RISE TO CONFLICTS OF INTERESTS, PLEASE DESCRIBE THE POTENTIAL CONFLICT.

Response:

         There are no conflicts known, and language to such effect have been added to the section "Conflicts of Interest" on page 48 where marked (COMMENT #8)


         If you can review the amendment, and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

         Thank you for your attention to this matter.

                                   Sincerely,

                                   /s/Michael A. Littman

                                   Michael A. Littman

MAL:cc

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 10/A
                                 AMENDMENT NO. 3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                        CHINA WI-MAX COMMUNICATIONS, INC.
                   -----------------------------------------
             (Exact name of registrant as specified in its charter)

             Nevada                                      61-1504884
----------------------------------                ------------------------
 State or other jurisdiction of                       I.R.S. Employer
  incorporation or organization                      Identification No.

             1905 Sherman Street, Suite 335, Denver, Colorado 80203
 ------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

               Registrant's telephone number, including area code:
                                  303-668-0199

        Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class to be so                       Name of each exchange
           registered                               on which each class is
                                                       to be registered
----------------------------------                  ------------------------
         Not Applicable                                 Not Applicable


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                  ------------
                                (Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

------------------------------- ------- ------------------------------ ---------
Large accelerated filer           [___] Accelerated filer                  [___]
------------------------------- ------- ------------------------------ ---------
Non-accelerated filer             [___] Smaller reporting company          [_X_]
(Do not check if a smaller
 reporting company)
------------------------------- ------- ------------------------------ ---------

                                TABLE OF CONTENTS

          TITLE                                                                            PAGE NUMBER
          -----------------------------------------------------------------------------    ---------------

Item 1    BUSINESS                                                                               3
Item 1A   RISK FACTORS                                                                           18
Item 2    FINANCIAL INFORMATION                                                                  32
Item 3    PROPERTIES                                                                             43
Item 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                         43
Item 5    DIRECTORS AND EXECUTIVE OFFICERS                                                       45
Item 6    EXECUTIVE COMPENSATION                                                                 49
Item 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                         53
Item 8    LEGAL PROCEEDINGS                                                                      55
Item 9    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED            55
          STOCKHOLDER MATTERS
Item 10   RECENT SALES OF UNREGISTERED SECURITIES                                                56
Item 11   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED                                67
Item 12   INDEMNIFICATION OF DIRECTORS AND OFFICERS                                              68
Item 13   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                                            69
Item 14   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL              97
          DISCLOSURE
Item 15   FINANCIAL STATEMENTS AND EXHIBITS                                                      97


ITEM 1.  BUSINESS

CHINA WI-MAX COMMUNICATIONS, INC.

China Wi-Max Communications, Inc. ("China Wi-Max" or "the Company"), incorporated in the state of Nevada on July 5, 2006, is a development-stage Company focused on providing commercial customers, specifically in first and second tier markets in China with high-bandwidth broadband connections through wholly owned Chinese subsidiary companies. China Wi-Max, through its wholly owned Chinese subsidiaries and those contracts the subsidiaries have executed, is building and operating metropolitan area Internet Protocol (IP) based broadband networks in China. China Wi-Max is using owned (through wholly owned subsidiaries) equipment and optical fiber and licensed Wi-Max capable wireless spectrum (through contracts its subsidiaries have executed with local Chinese companies). Although China Wi-Max operates through wholly owned Chinese subsidiaries, it has direct and full control over these wholly owned subsidiaries operations, subject to the laws and regulations of China. (COMMENT #1)

Broadband networks established, owned and operated by China Wi-Max's wholly owned Chinese subsidiaries are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. China Wi-Max believes these networks can bypass the local loop facilities of the local exchange carrier to connect enterprise customers directly to the global communications network. At this time, China Wi-Max has one part- time and four full-time employees in the United States, augmented by a number of contract personnel and professional services organizations.


There is no trading market for China Wi-Max's common stock. We are subject to the reporting requirements under the Securities and Exchange Act of 1934,
Section 13a. We are registered under Section 12(g) of the Securities Exchange Act of 1934. As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with U.S. generally accepted accounting principles and audited by an independent registered public accounting firm which will be accessible at the SEC website (www.sec.gov).

CHINA WI-MAX STRATEGY

China Wi-Max has created a carrier class fiber optic and wireless telecommunications network by combining licenses and assets owned or held by its wholly owned Chinese subsidiaries and contract relationships within China arranged by its wholly owned Chinese subsidiaries with other Chinese companies. The Company currently has two wholly-owned (100%) subsidiaries in China - 1) Beijing Yuan Shan Da Chuan Business Development Ltd. (hereafter Gao Da) and 2) Beijing Yuan Shan Shi Dai Technology Ltd. (hereafter Shi Dai) Ownership of these two entities was effectuated in September 2008. One of these subsidiaries, Beijing Yuan Shan Da Chuan Business Development Ltd., has contractual agreements with a local Chinese company, Beijing Gao Da Yang Guang Communication Technology Ltd. to use this local company's licenses and contract relationships to deliver wireless and "Value Added Telecommunications Services". (COMMENT #1)

(Refer to the following section and Appendix A - Exhibit 99.1 - regarding Corporate Structure).

At this time, under the direction of, and with funding from, China Wi-Max, its wholly owned Chinese subsidiaries have acquired optical fiber and contracts to exclusively use wireless spectrum licenses in Beijing and Hangzhou (plus use of a spectrum license in Shanghai). (COMMENT #1) The fiber assets and equipment are owned by the Company's wholly owned subsidiary, Beijing Yuan Shan Shi Dai Technology CO, Ltd. Da Chuan has entered into a 20 year exclusive contract to use the assets of Shi Dai. China Wi-Max has accounted for investment in wireless licenses as non-refundable deposits, as these licenses are not held or owned by China Wi-Max. The wireless licenses are held by a local Chinese company, Gao Da. The Company's wholly owned Chinese subsidiary, Da Chuan, has entered into a contract with Gao Da for the exclusive use of these wireless and other licenses for the next 20 years. The primary party controlling Gao Da, Frank Jia, owns approximately 9.6% of China Wi-Max stock.

(DELETION - COMMENT #2)

Starting in January 2008, China Wi-Max began a 10% Convertible Promissory Note offering. As a result of such offering, China Wi-Max received $1,260,000, through November 24, 2008. The funds raised to date from this offering have been used to purchase the optical fiber and spectrum licenses in Beijing and Hangzhou and complete the initial deployment of the fiber optics connectivity in Beijing during the 3rd quarter of 2008.

In the future, in order to fully complete the China Wi-Max business plan described herein, China Wi-Max will need to raise at least a subsequent round of $2 to $5 million dollars through equity, debt, or a combination thereof during the first half of 2009. The plan is to use these funds to acquire additional optical fiber assets and use of wireless spectrum in up to eight additional markets in 2008 and 2009 through its wholly owned subsidiary companies and associated contract arrangements, as well as starting up the operations in Hangzhou and expanding the Beijing network.

OVERVIEW OF CURRENT CORPORATE STRUCTURE

The following chart represents an overview of the corporate structure that is being employed by China Wi-Max as it executes its business plan:


                    Please refer to Exhibit 99.1 - Appendix A

China Wi-Max's wholly owned Chinese subsidiaries are operating in China through the use of owned assets and contractual relationships with local companies such as Gao Da that have Value Added Telecommunications Licenses and/or hold wireless spectrum licenses.

(DELETION - COMMENT #2)

Da Chuan was established as a wholly owned foreign entity of the Company in September of 2008 and began sales activities in September of 2008. Da Chuan is the primary interface with end customers in China through a contract executed between it and Beijing Gao Da Yang Guang Communication Technology Ltd. (a wireless license holder), whereby Da Chuan is to manage all aspects of Gao Da's assets and business. (COMMENT #1) This includes the contract executed between Gao Da and Beijing Long Teng Jia Xun Network Technology Ltd. (hereafter Long
Teng), a Value Added Telecommunications license holder, whereby Gao Da can provide Value Added Telecommunications Services. The contract between Gao Da and

Long Teng specifically establishes Da Chuan as the servicing agent for customers of Gao Da. When customers sign their service contracts, there will be three parties to the contract. At this time, the three parties are the customer receiving service, Da Chuan as the servicing company and Long Teng as the Value Added Telecommunications Services licensee.

In addition, our wholly owned Chinese subsidiary, Da Chuan, has entered into a contract with our wholly owned Chinese subsidiary, Shi Dai, to utilize Shi Dai's optical fiber and other network assets. (COMMENT #1) Da Chuan will operate all aspects of the networks and business on behalf of Gao Da and Shi Dai. This will include, but not be limited to: sales, marketing, customer service, customer billing, collection, network management, equipment specification, other engineering services, etc. All customer payments will be collected by Da Chuan. Various contracts define the services to be rendered and amounts to be paid from and to the various parties and the associated terms of such payments (see Material Contracts attached as Exhibits 10.6, 10.7 and 10.8). At this time, all end customers serviced by Da Chuan on behalf of Gao Da will be customers under Long Teng's ISP license. (COMMENT #1) Da Chuan's Board of Directors and management have been appointed by China Wi-Max. Da Chuan is China Wi-Max's primary wholly owned Chinese operating subsidiary. (COMMENT #1)

Shi Dai was initially established as a locally owned Chinese entity and 100% of the outstanding shares of Shi Dai were acquired by China Wi-Max in September of 2008. Shi Dai currently holds the fiber optic cable deeds for Beijing and Hangzhou. Going forward, Shi Dai holds or will hold fiber optic cable assets and such other assets as are needed in order to establish and operate the networks to be deployed in China. Shi Dai's Board of Directors and management have been appointed by China Wi-Max.

Gao Da was established in China as a locally owned Chinese entity. China Wi-Max's wholly owned Chinese subsidiaries will operate in conjunction with Gao Da on a contract basis. Da Chuan, China Wi-Max's wholly owned subsidiary has entered into an exclusive 20 year contract to manage all aspects of Gao Da's assets and business. (COMMENTS #1 and #3) Currently, Gao Da has eight full-time employees and business activity, which has been funded by deposits delivered by China Wi-Max. Any portion of the deposited funds that have been used for expense purposes have been recorded as such in China Wi-Max financial statements. Gao Da holds wireless spectrum licenses for Beijing, Hangzhou and Shanghai, which were funded by China Wi-Max, recorded by China Wi-Max as deposits and are being used by Da Chuan via contract. Gao Da has issued a Declaration of Trust to China Wi-Max as Beneficiary pledging all Gao Da shares to China Wi-Max. (COMMENT #5)


MATERIAL TERMS OF CONTRACTS:

There are three  primary  contracts  at this time that  enable  China  Wi-Max to
operate  the  business  in  China  today   through  its  wholly  owned   Chinese
subsidiaries. (COMMENT #1)

The first contract is between the two wholly owned Company subsidiaries, Shi Dai and Da Chuan. This twenty (20) year exclusive contract enables Da Chuan to utilize the network assets owned by Shi Dai to provide internet related services. Da Chuan will pay Shi Dai ten percent (10%) of Da Chuan's net revenue for maintenance and support of the Shi Dai assets.

The second primary contract is an exclusive twenty (20) year contract between Gao Da and Da Chuan, whereby Da Chuan will manage all aspects of Gao Da's assets and business. Da Chuan will obtain and service retail and wholesale customers on behalf of Gao Da and will provide billing and collection services, etc. Da Chuan will use the various resources held by Gao Da to deliver services to end customers. Da Chuan will pay Gao Da one percent (1%) of the net revenue generated from the use of Gao Da' assets and other resources.

The third primary contract is between Gao Da and Long Teng for a term of two (2) years. This contract provides for Gao Da (effectively assigned to Da Chuan by the second primary contract mentioned above) to obtain wholesale and retail customers utilizing Long Teng's license. Gao Da will pay Long Teng three percent of (3%) of the revenues derived from service contracts signed by Long Teng with end customers sold to by Da Chuan on behalf of Gao Da. Gao Da agrees to provide Long Teng favorable pricing on data transport services across the fiber network managed by Da Chuan on behalf of Shi Dai, if requested. Da Chuan and Shi Dai have tentatively agreed to provide this access, prices to be determined when, and if, requested. (COMMENT #1)

For financial reporting purposes, China Wi-Max is consolidating its investments in its wholly owned subsidiaries.

In the early growth years of the business, money to build the business in China is flowing from China Wi-Max to its wholly owned subsidiaries and other entities, in the form of loans or deposits, as necessary to meet requirements of the China Wi-Max business plan. Currently, there are no legal impediments that would hinder future repayment of these loans/deposits (investment not for registered capital will be in the form of a loan) to the parent Company, China Wi-Max. Additionally, there are no existing legal impediments for the subsidiaries to pay dividends to the parent Company, China Wi-Max, after the appropriate in-country (China) taxes are paid. The current business plan does not contemplate the need for any funds to be returned from the subsidiary entities in China to China Wi-Max in the United States for successful execution.

The preceding description of the current corporate structure provides China Wi-Max with the basis to operate a value-added telecommunications service business in China through its wholly owned Chinese subsidiaries that meets legal and regulatory requirements, while at the same time giving the corporate parent significant direct and indirect control over operations. (COMMENT #1)

(DELETION - COMMENT #2)

CONTRACTS, LICENSES AND AGREEMENTS

The Cooperation Agreement by and between Gao Da and Long Teng provides for both parties to use each other's existing fiber network and related infrastructures and licenses to develop their services in Beijing. The Cooperation Agreement further enables Da Chuan (a subsidiary of China Wi-Max) to obtain new customers on behalf of Gao Da and for collecting fees from and issuing invoices to customers. The Cooperation Agreement provides for Gao Da to pay on a quarterly basis 3% of the revenue received from the services sold by Da Chuan on behalf of Gao Da to Long Teng. (COMMENT #1)

The cooperation agreement between Da Chuan and Gao Da provides for Da Chuan to pay Gao Da 1% of the net revenues collected by Da Chuan resulting from the use of Gao Da's assets. (COMMENT #1) The contract between Da Chuan and Shi Dai provides for Da Chuan to pay Shi Dai 10% of the net revenues collected by Da Chuan for customers using the network assets held by Shi Dai.

China Wi-Max has deposits on three metropolitan area city 5.8GHz frequency licenses, held by Gao Da, which were granted from the Ministry of Information Industry (MII) offices of Beijing, Hangzhou and Shanghai. The coverage is the administrative area of each city government. The frequency range of the licenses is from 5725MHz-5850MHz.

According to the National Radio Stations Frequency Occupation Charging Standard the license holder must pay the following annual fees for spectrum use:

     o For microwave station frequencies below 10GHz, the charge is 40 Yuan per station in operation, per MHz per year, for example, if the base station working frequency is 4MHzx40RMB/Year or 8MHzx40RMB/Year. In
          Beijing: x1(yr), Shanghai: x3(yr); Hangzhou:x2(yr)

THREE LICENSE USAGE PERIOD:

Beijing: January 7, 2008 "C Dec.31, 2008
Hangzhou: November 1, 2007 "C Oct.30, 2009
Shanghai: June 1, 2008 "C May 31, 2011

NATIONAL RADIO FREQUENCY USAGE REGULATIONS:

During the license-effective period, base stations set up and used in the network have to be registered at local MII offices. One month before the expiration date of each license, there is a requirement to apply for annual inspection and submit a renewal fee for each station. It is not necessary to reapply for licenses and no limitation exists on the number of base stations set up.

Da Chuan may use Wi-Fi for internal distribution of broadband within buildings. Public Wi-Fi (Wi-Fi existing outside of a structure) requires registration and associated fees; Wi-Fi existing within a structure is exempted from said requirements. As a result no Wi-Fi registration is currently contemplated.

CURRENT SERVICES OFFERED AND SOLD

China Wi-Max began offering revenue generating services in China during the month of September, 2008. The initial services being sold are high speed broadband internet connections in Beijing. The two initial customers signed one year agreements. The first customer was provided a 100 Mbit connection in September and the second customer will be provided a 10 Mbit connection later this quarter. No additional services beyond internet connectivity, such as VoIP, are planned for the fourth quarter of 2008.

SERVICE DELIVERY

China Wi-Max began deploying and delivering optical fiber network services via its 100% owned subsidiaries and their contract relationships in September 2008. This initial deployment began in Beijing, where the Company is validating network performance. Service to customers is being provided through direct connections to the optical fiber. Connections over licensed radio spectrum are to be provided in the fourth quarter of 2008. Services to be offered to customers include high speed broadband Internet access, Voice-over Internet Protocol, or VoIP, bandwidth on demand, bandwidth redundancy, virtual private networks (VPNs), disaster recovery, bundled data, and video services. Reviews of, and testing with, multiple equipment vendors to determine performance, availability, price, and ability to scale within each market and across multiple markets are currently in process. China Wi-Max is using proceeds it has raised through its convertible bridge loan to set up this initial Beijing network. The Board has authorized up to a 50% oversubscription (additional $500,000), and the $1.0 million convertible bridge loan is expected to be completed or otherwise closed in the fourth quarter of 2008. The initial cost of equipment and installation of the base network is expected to be approximately $150,000 to $250,000.

China Wi-Max's wholly owned Chinese subsidiaries plan to tailor and deliver their service offerings to satisfy customer needs based principally upon customer size through its subsidiary companies. (COMMENT #1) For small businesses, China-Wi-Max subsidiaries offer connection packages ranging from 1,500,000 bits per second (the speed of a traditional T-1 telephone line) to 5,000,000 bits per second. For medium sized businesses, packages ranging from 5,000,000 bits per second to 10,000,000 bits per second are offered. Large businesses are offered connection packages ranging from 10,000,000 bits per second to 1,000,000,000 bits per second. Upon completion of the initial pilot phase, it will be possible for client companies to increase their bandwidth at any time in a variety of bits per second increments to meet the demands of these respective businesses. Such upgrades should oftentimes be possible without necessitating additional installation or equipment charges. Furthermore, regardless of business size and connection package, China Wi-Max subsidiaries will seek to guarantee uptime, latency, and throughput that meets or exceeds local industry standards.

To facilitate speed to market and to capitalize on existing distribution channels, China Wi-Max is assessing the potential to acquire an equity interest in incumbent value-added resellers in each market. This could be a key enabler to rapid market penetration while also providing an immediate positive impact on revenue and earnings. As of this time, no targets have been identified.

In addition, China Wi-Max subsidiary, Shi Dai, is considering the purchase of a high-bandwidth optical fiber backbone that would provide internally-owned interconnection between metropolitan markets where it is currently acquiring fiber and licensed spectrum.

TARGET MARKETS

China Wi-Max's initial ten target markets represent approximately eight percent of the population of China. The initial municipal market areas are:

                       CURRENT MARKETS

                                               APPROXIMATE
METROPOLITAN AREA                         MARKET POPULATION

Beijing - Network operating                      16,000,000
Hangzhou - Company subsidiary owns
fiber and access to wireless spectrum             6,600,000

                    FUTURE TARGET MARKETS
Shanghai                                         17,100,000
Chongqing                                        12,000,000
Shenzhen                                          9,000,000
Dalian                                            5,800,000
Qingdao                                           7,000,000
Guangzhou                                        13,500,000
Xi'an                                             4,000,000
Tianjin                                           7,200,000

                                         -------------------
TOTALS                                           98,200,000
                                         ===================

CUSTOMERS

China Wi-Max's wholly owned subsidiary, Da Chuan, has the following customers as of the date of this filing: (COMMENT #1)


     1. Beijing Zhongda Guhe Information System Tech Ltd. - 100 Mbit circuit - 100,000 RMB per month, 1 year contract.

     2. Beijing He Mei Long Da Advertisement Ltd - 10Mbit circuit - 55,000 RMB per year, 1 year contract

COMPETITION

The market for broadband services is highly competitive, and includes companies that offer a variety of services using a number of distinctly different technological platforms, such as cable networks, DSL, third-generation cellular, satellite, wireless Internet service, and other emerging technologies. China Wi-Max's wholly owned Chinese subsidiaries compete with these companies on the basis of the portability, ease of use, speed, and respective price of services. (COMMENT #1)

Many telecom carriers are offering non-cable internet services. These companies, like China Netcom (a telecom carrier), are dominant broadband service providers in most of China Wi-Max's target cities. In this sense, local telecom broadband service providers represent China Wi-Max's wholly owned Chinese subsidiaries major competitors for its broadband services. (COMMENT #1)

While telecom carriers hold "last mile access," like fixed phone lines to most urban households, the Company believes that cable operators enjoy a greater competitive advantage by owning last mile connections of a much larger bandwidth. In urban areas targeted by China Wi-Max, a large number of households have both fixed phone line and cable television access. Many of these homes currently have phone line based internet access. These cable companies are somewhat handicapped in their offerings by the regulatory differences of Ministry of Information Industry (MII), which regulates the telecom industry and the State Administration of Radio, File and Television (China) ("SARFT"), which regulates the radio and television broadcasting industry.

         INCUMBENT TELEPHONE COMPANIES

The Company's wholly owned Chinese subsidiaries face competition from traditional wireline operators in terms of price, performance, discounted rates for bundles of services, breadth of service, reliability, network security, and ease of access and use. (COMMENT #1) In particular, these competitors include traditional wireline companies like China Telecom, China Tietong and China Netcom.

Local telecom carriers are actively marketing broadband services on national and provincial, as well as local levels in China. China Wi-Max believes that its wholly owned Chinese subsidiaries could add Voice-over Internet Protocol telephony service (known as "VOIP) to Broadband services it offers. While China Wi-Max's wholly owned Chinese subsidiaries do not currently have plans to provide VOIP service in the near future, the Company anticipates that, should it ever wish to enter into this business, it would do so with a strategic partner (and subsequent to People's Republic of China, herein after referred to as PRC, regulatory approval). China Wi-Max estimates that expansion to include this service feature would take 9 to 12 months should it be deemed worthwhile in the future. (COMMENT #1)


         CABLE MODEM AND DSL SERVICES

China Wi-Max's wholly owned Chinese subsidiaries compete with companies that provide Internet connectivity through cable modems or DSL. (COMMENT #1) Principal competitors include cable companies, such as China Cable Television Network and Shanghai Cable TV, although the broadband competition from cable has not been nearly as robust as from DSL. There are many cable companies, but most have a relatively small number of users. Incumbent telephone companies, such as China Telecom, China Tietong and China Netcom have been aggressively adding capacity and upgrading the speed of their DSL networks. Both the cable and telephone companies deploy their services over wired networks initially designed for voice and one-way data transmission that have subsequently been upgraded to provide for additional services.


         CELLULAR AND PCS SERVICES

Cellular carriers are seeking to expand their capacity to provide data and voice services in competition with the services provided by China Wi-Max's wholly owned Chinese subsidiaries. (COMMENT #1) These providers have substantially broader geographic coverage than China Wi-Max's subsidiaries currently have (and expect to have in the foreseeable future). If one or more of these providers can deploy technologies that compete effectively with China Wi-Max's subsidiaries' services, the mobility and coverage offered by these carriers will provide even greater competition than is currently faced. The Chinese government has not yet set a timetable for distribution of third generation (3G) cellular licenses. Today's more advanced cellular technologies, such as 3G, currently offer broadband service with data packet transfer speeds of up to 2,000,000 bits per second for fixed applications, and slower speeds for mobile applications. It is difficult to determine when the Chinese government may ultimately distribute 3G licenses, and therefore this is not expected to be a major short term threat to the business.


         WIRELESS BROADBAND SERVICE PROVIDERS

China Wi-Max's wholly owned Chinese subsidiaries also face competition from other wireless broadband service providers that use licensed and unlicensed spectrum. (COMMENT #1) In addition to these commercial operators, many local governments, universities, and other governmental or quasi-governmental entities are providing or subsidizing "Wi-Fi" networks. There are numerous small urban wireless operations offering local services that could compete in some of the present or planned geographic markets.

         SATELLITE

Satellite providers, such as China Telecom Distant Communication and China Satcom, offer broadband data services that address a niche market, mainly less densely populated areas that are unserved or underserved by competing service providers. Although satellite offers service to a large geographic area, latency caused by the time it takes for the signal to travel to and from the satellite may challenge satellite providers' ability to provide some services, such as VoIP and online gaming, which reduces the size of the addressable market.

         OTHER

China Wi-Max believes other emerging technologies may also seek to enter the broadband services market. For example, China Wi-Max is aware that several power generation and distribution companies are seeking to develop or have already offered commercial broadband Internet services over existing electric power lines.

COMPETITIVE FEATURES OF CHINA WI-MAX PLANS

Despite facing substantial existing and prospective competition, China Wi-Max believes that its wholly owned Chinese subsidiaries will possess several competitive advantages that will allow them to attract new customers and retain these customers over time. (COMMENT #1) These advantages include:

         RELIABILITY

         Compared to cellular, cable and DSL networks that generally rely on an infrastructure originally designed for non-broadband purposes, the optical fiber and wireless networks operated by China Wi-Max's subsidiaries are designed specifically to support broadband services. When the networks are deployed, customers will connect through the optical network, which will connect at carrier interconnection points along the network, thereby eliminating single points of failure. The network is intended to deliver at least 99% reliability rates with true redundancy.

         VALUE

         China Wi-Max, through its wholly owned Chinese subsidiaries, owns its entire fiber optic network and has access to wireless spectrum in each market. This should result in a very price competitive solution. Utilizing the owned fiber rings should result in lower or no local loop costs.

         ECONOMIC MODEL

         After initially bringing the fiber optic network into operation, a "Success Based Capital Approach" is to be used, which will enable capital assets to be acquired and installed as customers are added. There is no need to pre-build an extensive network before customers are added. Utilizing the core fiber network and extending it through use of wireless base stations should provide a cost advantage by minimizing the number of interconnection points and providing for lower cost high bandwidth interconnection contract costs. This should result in incremental savings in its build-out costs as the subscriber base grows.

PRINCIPAL CHINESE GOVERNMENT REGULATIONS


China Wi-Max's operations in China will be carried out by wholly owned Chinese subsidiary companies, formed or purchased by China Wi-Max, as follows: (COMMENT #1)
     -    Beijing Yuan Shan Da Chuan Business Development Ltd., (Da Chuan)
     -    Beijing Yuan Shan Shi Dai Technology CO, Ltd. (Shi Dai)

Da Chuan is a wholly owned foreign subsidiary and is governed by laws including the LAW OF THE PEOPLE'S REPUBLIC OF CHINA ON FOREIGN CAPITAL ENTERPRISES and related regulations.

Shi Dai was acquired through share purchases, and will be governed by the CHINESE ADMINISTRATIVE REGULATION ON FOREIGN INVESTMENT IN TELECOMMUNICATION ENTERPRISE, REGULATIONS FOR MERGER WITH AND ACQUISITION OF DOMESTIC ENTERPRISES BY FOREIGN INVESTOR, and LAW OF THE PEOPLE'S REPUBLIC OF CHINA ON CHINESE-FOREIGN EQUITY JOINT VENTURES and other related laws and regulations.

The Regulations set forth the requirements for establishing wholly owned foreign entities, acquiring Chinese companies, operating as a value-added telecommunications enterprise and identify the limits of ownership, types of asset that may be owned based on ownership interest, licensing requirements, capital requirements, etc. As an example, to provide regional value-added telecommunications services, a company must have a minimum registered capital of one million RMB. China Wi-Max retained legal council in China to assist with the development of its operating plan and corporate structure. China Wi-Max has been assured by legal council that the current corporate structure, operating plan, and associated licensing will enable China Wi-Max's wholly owned Chinese subsidiary companies to deliver value-added telecommunications services in China, and more specifically Beijing (initially). (COMMENT #1)

The Company has complete control over its 100% owned subsidiaries, Da Chuan and Shi Dai, in China. Its business partners which hold telecommunications related licenses under Chinese Law, Gao Da and Long Teng, are not able to be "controlled" by the Company through equity, except that the contracts with Gao Da and Long Teng are expected to be enforceable, the Company believes, under current Chinese law, to provide for revenue sharing, license access and enterprise management. (COMMENT #6)


INTELLECTUAL PROPERTY AND OTHER AGREEMENTS

China Wi-Max and its wholly owned Chinese subsidiaries are not a party to any royalty agreements, labor contracts, or franchise agreements and, other than the Company's wholly owned Chinese subsidiaries right to own and operate networks to provide value-added telecommunication services, the Company does not currently own any trademarks. (COMMENT #1) China Wi-Max intends to apply for trademarks for the regions in which the Company operates, including, but not limited to, the business logo and service description tagline.

DEVELOPMENT ACTIVITIES

China Wi-Max's investment in assets held by Gao Da and Shi Dai was approximately $440,000 in 2007 and $420,000 in 2008 for the acquisition of licensed wireless access and fiber optic cable assets. China Wi-Max has invested in excess of $100,000 (in form of deposits) into the business of Gao Da and does not foresee expending material sums on research and development in the near future.

INDUSTRY STRUCTURE AND GOVERNMENT REGULATION

There are various barriers to entry into the cable or internet service provider business in China, and to expansion of China Wi-Max's value-added services provided by its wholly owned Chinese subsidiaries. These barriers stem from both industry barriers and government regulation. The rates charged and services provided by China Wi-Max's subsidiaries are subject to government regulation and approval. (COMMENT #1)

INDUSTRY BARRIER

The radio and television broadcasting industries are highly regulated in China. Local broadcasters including national, provincial, and municipal radio and television broadcasters are 100% state-owned assets. The State Administration of Radio, File and Television (China) regulates the radio and television broadcasting industry. In China, the radio and television broadcasting industries are designed to serve the needs of government programming first, with profit relegated to a secondary consideration. The SARFT interest group controls broadcasting assets and broadcasting contents in China.

The MII regulates the telecom industry. As China's telecom industry is subject to less regulation than the broadcasting industry, MII has always been pushing the metaphorical envelope of content control (as dictated by SARFT) by trying to launch more telecom value-added services ranging in nature from IPTV to broadband TV, etc. While China's telecom industry has substantial financial backing, SARFT, and its regulator, the Propaganda Ministry under China's
Communist Party Central Committee, never relinquished ultimate regulatory control over content and broadcasting.

With respect to the Internet, the prime regulatory barrier for cable operators seeking to migrate into multiple-system operators and offer telecom services is the license barrier. Very few independent cable operators in China acquired full and proper broadband connection licenses from MII. The licenses, while awarded by MII, are given on fragmented regional market levels. With cable operators holding the last mile to access end users, SARFT cable operators pose a competitive threat to local telecom carriers. While Internet connection licenses are deregulated in the local private sector, MII still tries to utilize the license barrier to exclude threats from cable operators that fall under the SARFT interest group.

China Wi-Max's business is highly regulated. China Wi-Max will be required to obtain government approval from the Ministry of Commerce of the People's
Republic of China (commonly referred to as MOFCOM) in connection with its business transactions, such as China Wi-Max's potential acquisition of control over any telecom company. Additionally, foreign ownership of certain businesses and assets in China is not permitted without specific governmental approval of other agencies. For this reason, China Wi-Max, if it decides to purchase shares of Gao Da, the Company will only be able to acquire up to 50% of Gao Da shares with the remaining 50% of shares owned by local parties. If such an acquisition occurred, revenue sharing and voting control will be governed by written agreements between the parties.

During initial network implementation, China Wi-Max's wholly owned Chinese subsidiaries do not have plans to provide additional value-added services beyond Internet connectivity to China users if their network and intend to expand by increasing the number of regions in which they are licensed to operate. (COMMENT #1)

LACK OF ECONOMIES OF SCALE

Up until 2005, China had over 2,000 independent cable operators on different levels. While SARFT pushed hard from the national level for consolidation of cable networks into one singular national entity, current consolidation occurs mostly on a provincial platform. Among the 30 provinces, consolidation practices remain highly variable with respect to specific efforts and processes. China Wi-Max believed most cable operators in China still lack the economies of scale to systematically introduce value-added services that can significantly upgrade average revenue per user (ARPU).

LACK OF MANAGEMENT EXPERTISE

Current monthly cable sales in China are low, with small profit margins, if any, as compared to cable systems in more developed nations that have gone through consolidation into very large providers. As a result, China Wi-Max believes that the cable operators in China lack the management and marketing expertise to promote and launch more sophisticated forms of value-added services like cable Internet broadband service in the near term.

LACK OF STRATEGIC INDUSTRY FOCUS

The radio and broadcasting industry in China is highly regulated and as a result does not have the same financial resources as the less regulated telecom industry in China. This lack of financial resources has resulted in priorities and goals of the Chinese radio and broadcasting industry that are different from those of the Chinese telecom industry.

SARFT and its broadcasters are currently focusing on increasing subscription revenues by converting average Chinese television viewers from "analog" customers into "digital" (pay TV) customers. The financial resources and strategic focus are being channeled towards the massive digitalization efforts to provide digital television service bundles in most regions. Due to the lack of financial resources, the rollout of cable broadband services and other value-added services has been moved lower on the SARFT priority list.

OTHER BARRIERS TO ENTRY

China Wi-Max believes, through its wholly owned Chinese subsidiaries, it is in a favorable position to acquire the network assets it seeks at attractive prices. (COMMENT #1) This belief has been substantiated to an extent by successful purchases of optical fiber and access to wireless licenses in Beijing and Hangzhou. China Wi-Max is confident of its advantage over some competitors, having spent the past several years cultivating relationships deemed to be essential to the Company's business prospects in China. In China specifically, bureaucratic obstacles can represent significant inhibitors to a fledging corporation. Other more generic concerns include the acquisition of materials and the establishment of a technological platform from which to operate. Generally, these opportunities and entities from which to purchase installed fiber in China are limited. Just as in the United States, wire-line companies do not normally sell their fiber assets to potential competitors, minimizing non-government purchasing opportunities. Alternatively, there exists clear opportunities to build fiber networks, however, such an undertaking would require several years of procuring approvals, rights of way, and construction, which would be prohibitively expensive in metropolitan areas that are already densely developed. China Wi-Max's careful cultivation of relationships within China aids in effectively navigating these concerns. Finally, China Wi-Max, through its wholly owned Chinese subsidiaries is acquiring access to significantly broad blocks of spectrum. China Wi-Max believes if its wholly owned Chinese subsidiaries effectively implement and utilize this spectrum, they will be able to retain access to a large block of bandwidth for a significant period of time. (COMMENT #1)

EXIT STRATEGY

China Wi-Max intends to be a publicly traded entity. This may provide a degree of investor liquidity, as well as an external indication of value. In addition, when China Wi-Max, through its wholly owned Chinese subsidiaries, aggregates its entire network, it believes it will be a very attractive acquisition target for larger Telco(s) or ISP(s) that wish to enter the Chinese market. Another potential acquirer would be a cellular company, where the China Wi-Max network could provide an immediate backhaul covering a significant portion of a premium customer demographic. Other possibilities include content providers such as cable television operators, where a wired backbone network is not readily available and expensive to build. China Wi-Max believes the high speed and high capacity fiber core and last-mile high-capacity wireless connections delivered in China, utilizing technologically advanced optical and wireless standards, will be in high demand in the future.

                                  FUTURE PLANS

FUNDING REQUIREMENTS

China Wi-Max is raising capital to acquire the fiber and licensed wireless spectrum in the initial ten target municipalities and begin initial network installations. This will initially require an additional $2 to $5 million dollars in early 2009. After the previously referenced $2 to $5 million dollars is raised and operational goals are met, China Wi-Max will require an additional $10 to $20 million dollars to begin purchasing fiber and wireless assets through its wholly owned Chinese subsidiaries in its targeted first and second tier markets. (COMMENT #1) Purchasing of the second set of markets will occur as the initial stages of deploying networks in the first ten markets is accomplished. China Wi-Max expects to use between 50 and 60% of all funds raised for asset purchases to expand the basic fiber and licensed wireless spectrum footprint and to build the networks for customer access, with the balance used for marketing and operations.

The following table reflects the anticipated expenses and capital expenditures for the period October 1, 2008 to September 30, 2009 required to acquire optical fiber and wireless licenses in 10 cities and the associated capital costs to activate and add customers to four of these cites during this period:

EXPENDITURE BUDGET FOURTH QUARTER 2008 THROUGH THIRD QUARTER 2009

                                                                                                                 TWELVE MONTHS
                                                4TH QUARTER     1ST QUARTER      2ND QUARTER     3RD QUARTER    OCTOBER 2008 TO
                                                    2008            2009             2009            2009        SEPTEMBER 2009
                                                ------------ ----------------- --------------- --------------- ----------------
EXPENSE
                     Accounting & Professional    ($15,000)          ($9,000)       ($23,000)       ($30,000)        ($77,000)
                            Bank Service Fee's       ($300)            ($300)          ($300)          ($300)         ($1,200)
                              Consulting Fee's    ($60,000)         ($60,000)       ($60,000)       ($60,000)       ($240,000)
               Consulting - Investment Banking                     ($500,000)                                       ($500,000)
                                  Depreciation     ($6,717)         ($18,517)       ($36,067)       ($59,417)       ($120,718)
                        Dues and Subscriptions       ($900)            ($900)          ($900)          ($900)         ($3,600)
                             Insurance - D & O     ($5,100)          ($5,100)        ($5,100)        ($5,100)        ($20,400)
                    Interest & Finance Charges    ($55,500)         ($55,500)       ($55,500)       ($55,500)       ($222,000)
                                   Legal Fee's     ($9,000)          ($6,000)        ($6,000)        ($6,000)        ($27,000)
                           Licensing & Permits       ($450)            ($450)          ($450)          ($450)         ($1,800)
                                Misc. Expenses     ($3,000)          ($3,000)        ($3,000)        ($3,000)        ($12,000)
                              Office Rent - US     ($3,600)          ($3,600)        ($3,600)        ($3,600)        ($14,400)
                             Office Rent China     ($9,000)          ($9,000)        ($9,000)        ($9,000)        ($36,000)
                               Office Supplies     ($1,200)          ($1,200)        ($1,200)        ($1,200)         ($4,800)
                   Postage/Shipping & Handling       ($750)            ($750)          ($750)          ($750)         ($3,000)
                    Telephone & Communications     ($1,200)          ($1,200)        ($1,200)        ($1,200)         ($4,800)
               TRAVEL & ENTERTAINMENT EXPENSES
                              Airfare Expenses    ($14,000)         ($18,000)       ($18,000)       ($18,000)        ($68,000)
                                       Lodging    ($13,000)         ($15,000)       ($15,000)       ($15,000)        ($58,000)
                     Meal & Entertainment with
                                         Guest     ($5,500)          ($7,500)        ($7,500)        ($7,500)        ($28,000)
                        TRAVEL & ENTERTAINMENT
                              EXPENSES - Other     ($1,500)          ($1,500)        ($1,500)        ($1,500)         ($6,000)
                   Wages, benefits and taxes -
                                         China    ($24,700)         ($59,200)       ($92,700)      ($122,700)       ($299,300)
                Wages, benefits and taxes - US   ($239,120)        ($290,360)      ($344,040)      ($344,040)     ($1,217,560)
                                                ------------ ----------------- --------------- --------------- ----------------
                                 TOTAL EXPENSE   ($469,537)      ($1,066,077)      ($684,807)      ($745,157)     ($2,965,578)
                                 -------------  ============ ================= =============== =============== ================

CITY BUILD - CAPITAL EXPENDITURES                 BEIJING        HANGZHOU         SHANGHAI        TIANJIN
----------------------------------------------  ------------ ----------------- --------------- ---------------
  Capital expenditures Fiber Ring Connections-
                             China 5 year life    $200,000          $200,000        $200,000        $200,000
  Capital expenditures Customer Premise Equip-
                             China 5 year life      $3,000           $66,000        $192,000        $297,000
                                                ------------ ----------------- --------------- ---------------
                                       MONTHLY    $203,000          $266,000        $392,000        $497,000
                                                ============ ================= =============== ===============
                                    CUMULATIVE    $203,000          $469,000        $861,000      $1,358,000

         CASH REQUIREMENTS FOR ABOVE OPERATION
                             Wireless Licenses          $0          $140,000        $140,000              $0         $280,000
                               Fiber Purchases          $0          $900,000        $600,000              $0       $1,500,000
  Capital for operating costs, no interconnect    $469,537        $1,066,077        $684,807        $745,157       $2,965,578
                           Equipment purchases    $203,000          $266,000        $392,000        $497,000       $1,358,000
                                                ------------ ----------------- --------------- --------------- ----------------
             Total Quarterly Cash requirements    $672,537        $2,372,077      $1,816,807      $1,242,157       $6,103,578
                                                ============ ================= =============== =============== ================
          Total Cash requirements - Cumulative    $672,537        $3,044,614      $4,861,421      $6,103,578

CAPITAL REQUIRED TO BUY AND RUN 4 CITIES WITH NO REVENUE, PLUS BUY 6 ADDITIONAL CITIES
--------------------------------------------------------------------------------------
Total capital, no revenue for 4 cities                                                                             $6,103,578
Fiber and wireless licenses for 6 additional cities                                                                 2,900,000
                                                                                                               ----------------
TOTAL CAPITAL REQUIRED                                                                                             $9,003,578
                                                                                                               ================

MATERIAL CONTRACTS

Service agreements between:
1.       Da Chuan and Shi Dai (Exhibit 10.6)
2.       Da Chuan and Gao Da (Exhibit 10.7)
3.       Gao Da and Long Teng (Exhibit 10.8) (COMMENT #4)


FUTURE PLANS (COMMENT #2)

CHINA WI-MAX NETWORK PLANS IN PROPOSED TARGET MARKETS

China Wi-Max, through its wholly owned Chinese subsidiaries, plans to establish fiber optic and wireless networks in each of the markets it plans to serve by purchasing existing fiber and by installing antennae on towers, building rooftops or other structures to send and receive wireless signals that will connect to the owned fiber network. Customers will typically be connected to fiber optic and wireless networks, which are designed to have no single point of failure. The optical fiber will typically be fed by two or more large Internet access providers with connections located at various points within the cities served. In new markets, customers should generally receive service activation within two to ten business days of receiving an order. The coverage area can be accessed by customers on the fiber network and within approximately ten miles of the fiber network via installed wireless base stations, depending upon location and line of sight access.

PROPOSED MARKET COVERAGE

China Wi-Max, through its wholly owned Chinese subsidiary companies, intends to grow its business by deploying the service more broadly in each metro market it enters and plans to rapidly increase the subscriber base. The fiber optic and wireless broadband network is intended to be deployed broadly in terms of geography and type of commercial/business subscriber. China Wi-Max currently intends to increase the number of geographic markets its wholly owned Chinese subsidiaries will serve to ten, using a staged roll-out model to deploy services throughout these major Chinese markets, serving a wide a range of commercial subscribers, from small businesses to large enterprises.

The identification of which geographic markets to enter was determined by assessment of specific criteria spanning four broad categories:

     - (i) evaluation of the ability to deploy services in a given market, considering the owned optical fiber and licensed spectrum position,

     - (ii) the market, as assessed by evaluating the number of competitors, existing price points, demographic characteristics, and distribution channels,

     - (iii) economic potential of the market, focusing on the size of the market and capital requirements, and

     - (iv) the distances between markets to encourage more cost-effective operational strategies, such as combining offices and/or sales/marketing efforts to streamline business operations in emerging markets.

PROPOSED SALES AND MARKETING

China Wi-Max Chinese subsidiary companies, referred to on page 4, will hire sales people to sell services directly to large subscribers in China, but the plan relies primarily on indirect channels of distribution in the first stages of market entry.

Indirect sales channels will include a variety of sales representatives, such as direct agents, resellers, online operators, and building owners. In many cases, the Company expects authorized representatives to assist in developing awareness of and demand for its services by promoting the Company's services and brands as part of its own advertising and direct marketing campaigns. Such representatives will normally be compensated either on a one-time referral fee basis or through the payment of a residual of between 5% and 20% of revenue referred by such representatives, based on volume and other relevant factors.

To  facilitate  speed to  market  and to  capitalize  on  existing  distribution channels, China Wi-Max is assessing the potential to acquire incumbent value-added resellers in each market. This can be a key enabler to rapid market penetration while also providing an immediate positive impact on revenue and earnings. The Company expects to slowly increase its direct sales force to focus on large enterprise accounts as it becomes better established in each new market.

NEED FOR ADDITIONAL FINANCING

China Wi-Max is in the process of seeking an Investment Advisor to assist it in raising an additional $2 to $5 million dollars planned for early 2009 and another $5 million dollars through equity, debt or a combination thereof later in 2009 Failure of the Company to secure the additional funding of the convertible bridge loan and then an additional $5 million dollars will negatively affect the Company's ability to meet its business plan delivery timing and could force a slowdown or discontinuance of operations (refer to Appendix B - Exhibit 99.2 - for Network Overview). (COMMENT #2)


ITEM 1A.  RISK FACTORS

                           FORWARD LOOKING STATEMENTS

This registration statement includes forward-looking statements, including, without limitation, statements relating to China Wi-Max's plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause China Wi-Max's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: ability of China Wi-Max to implement its business strategy; ability to obtain additional financing; China Wi-Max's limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this registration statement or in other of China Wi-Max filings with the Securities and Exchange Commission. China Wi-Max is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

                          GENERAL BUSINESS RISK FACTORS

CHINA WI-MAX IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE SHOULD BE CONSIDERED SPECULATIVE AND HIGHLY RISKY TO INVESTORS.

China Wi-Max has only very recently embarked on the business plan described herein. Potential investors should be aware of the risk and difficulties encountered by a new enterprise in the wired and wireless communications business in China, especially in view of the intense competition from existing businesses in the industry.

CHINA WI-MAX HAS A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW CHINA WI-MAX'S PAST PERFORMANCE SINCE IT IS A START-UP COMPANY.

China Wi-Max Communications, Inc. was formed on July 5, 2006 for the purpose of engaging in any lawful business and has adopted a plan to take advantage of the expanding broadband communications needs in China through fiber optic and wireless delivery. China Wi-Max recognized its first revenue since its inception during the month of September 2008, through its wholly owned subsidiary Da Chuan. There is no assurance that China Wi-Max's intended activities will be successful or result in significant revenue or profit to the Company. China Wi-Max faces all risks that are associated with any new business, such as under-capitalization, insufficient cash flow and personnel, financial and resource limitations, as well as special risks associated with its proposed operations. There is no assurance that it will be successful in implementing its business plan described herein.

CHINA WI-MAX HAS NO OPERATING HISTORY AND MINIMAL REVENUE AND MINIMAL ASSETS WHICH MAY IMPAIR ITS ABILITY TO RAISE CAPITAL, TO SUSTAIN OPERATIONS, WHICH COULD CAUSE FAILURE OF THE COMPANY.

China Wi-Max is considered a "start-up" operation, and as such, it has no operating history, minimal revenues and no earnings from operations. China Wi-Max has minimal assets and limited financial resources. China Wi-Max will continue to sustain operating expenses without corresponding revenues, at least until it further develops its operating subsidiaries in The Peoples Republic of China ("PRC"), which is not expected to occur until it receives sufficient proceeds from additional capital raising. China Wi-Max has incurred a net operating loss that will continue until China Wi-Max has more fully implemented its business plan and is producing sufficient revenues to break even. There can be no assurance that China Wi-Max's operations will become profitable in the near future, or at all.

CHINA WI-MAX'S AUDITORS HAVE ISSUED A "GOING CONCERN" QUALIFICATION TO ITS OPINION WHICH INDICATES THAT THE COMPANY DOES NOT HAVE ADEQUATE CASH RESOURCES OR CASH FLOW BASED ON ITS FINANCIAL STATEMENTS TO INSURE ITS CONTINUATION IN BUSINESS.

China Wi-Max's independent registered public accounting firm's report on the Company's financial statements as of December 31, 2007 and December 31, 2006, and for the periods then ended, includes an explanatory paragraph expressing substantial doubt about China Wi-Max's ability to continue as a going concern. As a result of this going concern modification in the Company's auditor's report on China Wi-Max's financial statements, the Company may have a difficult time obtaining significant additional financing. If China Wi-Max is unable to secure significant additional financing, the Company may be obligated to seek protection under the bankruptcy laws and China Wi-Max shareholders may lose their investment.

CHINA WI-MAX MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE ITS ABILITY TO CARRY OUT THE BUSINESS PLAN.

China Wi-Max's capital needs consist primarily of operating overhead for itself and its Chinese subsidiaries and funds for the purchase of fiber and access to spectrum in additional cities in China, herein identified, and could exceed $9,000,000 in the next twelve months. Such funds are not currently committed, and China Wi-Max has cash as of the date of this Registration Statement of approximately $100,000.

China Wi-Max and its Chinese subsidiaries have no operating history and minimal revenue and it may be unlikely that China Wi-Max will raise the required additional working capital from any source.

CHINA WI-MAX MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY THE COMPANY'S PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

China Wi-Max may issue further shares as consideration for the cash or assets or services out of its authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be those new stockholders and management would control the Company, and persons unknown could replace China Wi-Max current management. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by China Wi-Max current shareholders, which could present significant risks to investors.

CHINA WI-MAX IS NOT DIVERSIFIED AND IT WILL BE DEPENDENT ON ONLY ONE BUSINESS WHICH INCREASES RISKS OF LOSS TO INVESTORS.

Because of the limited financial resources that the Company has, it is unlikely that China Wi-Max will be able to diversify its operations beyond its intended and current Chinese operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within the telecommunications industry in China and therefore increase the risks associated with its operations due to lack of diversification.

CHINA WI-MAX WILL DEPEND UPON FULL AND PART-TIME MANAGEMENT AND MINORITY SHAREHOLDERS WILL HAVE NO DIRECT PARTICIPATION IN MANAGEMENT AND VERY LIMITED ABILITY TO INFLUENCE.

As of November 24, 2008, China Wi-Max has five individuals who are serving as its officers, directors and managers. Dr. Allan Rabinoff, Chairman, and George
E. Harris, President, are working full-time for the Company while the other officers, managers and consultants typically work 10 to 30 hours per week, each on a part-time basis. Two directors are also acting as Company officers. China Wi-Max will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to the Company, to implement its business plan. The inability of the officers, directors and consultants to devote their full-time attention to the business may result in slower progress implementing the Company's business plan. Once China Wi-Max receives the proceeds from the offering, additional staff and other consultants may be employed on a full or part-time basis as required. Investors will not be able to directly manage the Company's business. As such, they should critically assess all of the information concerning the Company's officers and directors. A portion of China

Wi-Max's officers and directors are not employed full-time by the Company, which could be detrimental to the business.

Some China Wi-Max directors and officers are, or may become in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, the Company's part-time officers and directors may have potential conflicts including the amount of their time and effort provided to China Wi-Max due to their time commitment to other business entities. Some officers and directors of the Company's business are engaged in business activities outside of the Company's business and the amount of time they devote as officers and directors to China Wi-Max business may be limited.

China Wi-Max does not know of any reason other than outside business interests that would prevent the current part-time officers and directors from devoting full-time to the Company, when the business may demand such full-time participation.

CHINA WI-MAX OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH THE COMPANY MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN WHICH IS A RISK TO INVESTORS BECAUSE THE OFFICERS AND DIRECTORS MAY NOT DEVOTE THEIR EXCLUSIVE EFFORTS TO THE COMPANY.

Presently there is no requirement contained in the Company's Articles of Incorporation, Bylaws, or minutes which requires officers and directors of the Company's business to disclose to the Company business opportunities which come to their attention. China Wi-Max officers and directors do, however, have a fiduciary duty of loyalty to China Wi-Max to disclose to the Company any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. China Wi-Max has no intention of merging with or acquiring business opportunities from any affiliate or officer or director. (See "Conflicts of Interest" at page 48).

CHINA WI-MAX MAY, IN THE FUTURE, ISSUE DEBT HAVING PRIORITY, WHICH, IF FORECLOSED, COULD CAUSE LOSS OF SOME OR ALL OF THE COMPANY'S ASSETS OR BUSINESS.

While management has no immediate plans to issue any securities that would have a higher priority in terms of repayment or be secured by Company assets than those unsecured Convertible Notes previously sold or currently offered, these plans may change in the future. In the event of a China Wi-Max default on its obligations to repay all sums due pursuant to the existing Notes, investors herein will have the same rights as any of the Company's other unsecured creditors and the assets of the Company at that time may be insufficient to repay all of its creditors in full.

CHINA WI-MAX'S PROPOSED OPERATIONS ARE DEPENDENT UPON IMPLEMENTATION OF ITS BUSINESS PLAN IN CHINA, AND FAILURE TO SUCCESSFULLY EXECUTE THE PLAN COULD JEOPARDIZE INVESTORS IN THE COMPANY.

A substantial portion of the future capital raising will be allocated for the capital necessary to fund existing wholly owned subsidiaries in China and to form additional partially or wholly owned foreign enterprises in China and on proposed asset acquisitions and operating costs for these companies in The Peoples Republic of China. The success of China Wi-Max's proposed plan of operation will depend, to a great extent, on China Wi-Max ability to acquire interests in companies and assets in China and may entail unforeseen circumstances that cannot be specifically cited as of the date of this Registration Statement. Unless China Wi-Max successfully consummates offerings of its common stock or other financings to successfully grow China Wi-Max business operations described herein, investors may lose all or a substantial portion of their investment herein.

CHINA WI-MAX MAY NOT BE ABLE TO MANAGE ITS GROWTH EFFECTIVELY, WHICH COULD ADVERSELY AFFECT THE COMPANY'S OPERATIONS AND FINANCIAL PERFORMANCE.

The ability to manage and operate the Company's business as it executes its development and growth strategy will require effective planning. Significant rapid growth could strain China Wi-Max internal resources, and exacerbate other problems that could adversely affect China Wi-Max financial performance. China Wi-Max expects that its efforts to grow will place a significant strain on its personnel, management systems, infrastructure and other resources in the immediate future. The ability to manage future growth effectively will also require the Company to successfully attract, train, motivate, retain, and manage new employees, and continue to update and improve the Company's operational, financial, and management controls and procedures. If China Wi-Max does not manage its growth effectively, its operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

CHINA WI-MAX MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, engineers, or other consultants or advisors. Management, without any input from stockholders, will make the selection of any such advisors. Furthermore, China Wi-Max anticipates that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event China Wi-Max considers it necessary to hire outside advisors, it may elect to hire persons who are affiliates, if they are able to provide the required services.

CHINA  WI-MAX  MAY  NOT  VOLUNTARILY   IMPLEMENT  VARIOUS  CORPORATE  GOVERNANCE
MEASURES, IN THE ABSENCE OF WHICH, STOCKHOLDERS MAY HAVE REDUCED PROTECTIONS AGAINST INSIDER DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST AND OTHER MATTERS.

At this time, China Wi-Max is not subject to any law, rule or regulation requiring that it adopt any of the corporate governance measures that are required by the rules of national securities exchanges or NASDAQ, such as independent directors and audit committees. It is possible that, if the Company were to adopt some or all of the corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. Prospective investors should bear in mind China Wi-Max's current lack of corporate governance measures in formulating their investment decisions.

THE SUCCESS OF CHINA WI-MAX'S BUSINESS IS DEPENDENT ON ITS ABILITY TO RETAIN THE COMPANY'S EXISTING KEY EMPLOYEES AND TO ADD AND RETAIN SENIOR OFFICERS TO CHINA WI-MAX'S MANAGEMENT.

China Wi-Max depends on the services of its existing key employees, in particular Dr. Allan Rabinoff, Chairman, and George E. Harris, President. These persons may also pursue other business opportunities. China Wi-Max's success will largely depend on its ability to retain these key employees and to attract and retain qualified senior and mid-level managers to its management team. China Wi-Max also does not have a full-time internal Chief Financial Officer or financial controller for the consolidated companies. China Wi-Max has recruited executives and management in China to assist in its ability to manage the business and to recruit and oversee employees. While China Wi-Max believes it offers compensation packages that are consistent with market practice, China Wi-Max cannot be certain that it will be able to hire and retain sufficient personnel to support its broadband business. The loss of any of China Wi-Max's key employees would significantly harm its business. China Wi-Max does not maintain key person life insurance on any of its employees.

                 RISK FACTORS RELATED TO DOING BUSINESS IN CHINA

CHINA WI-MAX WILL BE MATERIALLY RELIANT ON REVENUES FROM OPERATIONS IN THE PEOPLES REPUBLIC OF CHINA. THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH DOING BUSINESS IN THE PRC THAT MAY CAUSE AN INVESTOR TO LOSE THE ENTIRE INVESTMENT IN THE COMPANY.

If China Wi-Max is successful in implementing its business plan, of which there is no assurance, the Company's growth and success will be tied to operations of operating subsidiaries acquired by the Company in the PRC. Therefore, a downturn or stagnation in the economic environment of the PRC could have a materially adverse effect on the Company's financial condition that could result in a significant loss of revenues and liquidity in future periods.

CHINA WI-MAX CANNOT ASSURE THAT THE CURRENT CHINESE POLICIES OF ECONOMIC REFORM WILL CONTINUE, AND DUE TO THIS UNCERTAINTY, THERE ARE SIGNIFICANT ECONOMIC RISKS ASSOCIATED WITH DOING BUSINESS IN CHINA.

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private and foreign business ownership and operation. In keeping with these economic reform policies, the PRC has been openly promoting business development in order to bring more foreign businesses into the PRC. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

     o the Chinese government will continue its pursuit of economic reform policies;
     o    the economic policies, even if pursued, will be successful;
     o    economic policies will not be significantly altered from time to time;
          and
     o business operations in China will not become subject to the risk of nationalization.

Even if the Chinese government continues its policies of economic reform, China Wi-Max may be unable to take advantage of these opportunities in a fashion that will provide financial benefit to the Company. China Wi-Max's inability to sustain its proposed operations in China could result in a significant reduction in the Company's future revenues that would result in escalating losses and liquidity concerns.

China's economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has shown recent slowing. There can be no assurance that relative growth rates will not further decrease or that any economic slowdown will not have a negative effect on the Company's proposed business. The Chinese economy is also experiencing deflation which may continue in the future. China Wi-Max cannot assure that it will be able to capitalize on these economic reforms, assuming the reforms continue. Given that China Wi-Max will be materially reliant on its proposed operations in the PRC, any failure on the Company's part to take advantage of the growth in the Chinese economy will have a materially adverse effect on the results of its operations and liquidity in future periods.

CHINA WI-MAX WILL BE SUBJECT TO RISKS ASSOCIATED WITH THE CONVERSION OF CHINESE RENMINBI (RMB) INTO U.S. DOLLARS, OVER WHICH IT HAS NO CONTROL, AND ANY CHINESE GOVERNMENT ARTIFICIAL CONTROL OF THE EXCHANGE RATE MAY CAUSE THE COMPANY LOSSES OF VALUE WHEN GAUGED IN U.S. DOLLARS.

If China Wi-Max is successful in implementing its business plan, of which there is no assurance, it will generate revenues and incur expenses and liabilities in both Chinese RMB and U.S. dollars. Since 1994, the official exchange rate for the conversion of Chinese RMB to U.S. dollars has generally been stable and the Chinese RMB has appreciated slightly against the U.S. dollar. In the past year, the RMB has appreciated quite rapidly against the dollar. China Wi-Max has not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. China Wi-Max's results of operations and financial condition may be negatively affected by changes in the value of Chinese RMB.

IF SHAREHOLDERS SOUGHT TO SUE CHINA WI-MAX'S OFFICERS OR DIRECTORS, IT MAY BE DIFFICULT TO OBTAIN JURISDICTION OVER THE PARTIES AND ACCESS TO THE ASSETS LOCATED IN THE PRC.

It may be difficult, if not impossible, to acquire jurisdiction over officers and directors residing outside of the United States in the event that a lawsuit is initiated against such officers and directors by shareholders in the United States. It also is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws. Furthermore, because a substantial amount of China Wi-Max's assets are located in the PRC, it would be extremely difficult to access those assets to satisfy an award entered against China Wi-Max in a United States court. Moreover, China Wi-Max is not aware of any treaties between the PRC and the United States providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the U.S. to enforce their legal rights, to effect service of process upon China Wi-Max's directors or officers, or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of its directors and officers under Federal securities laws.

THE CHINESE GOVERNMENT COULD CHANGE ITS POLICIES TOWARD, OR EVEN NATIONALIZE, PRIVATE ENTERPRISE, WHICH COULD REDUCE OR ELIMINATE THE INTERESTS HELD IN CHINA WI-MAX.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to China Wi-Max's detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of high levels of taxation, restrictions on currency conversion or imports, and sources of supply could materially and adversely affect China Wi-Max's business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of China Wi-Max's investment in China.

THE CHINESE GOVERNMENT MAY NATIONALIZE CERTAIN BUSINESSES OR OTHERWISE ALTER ITS POLICY WITH RESPECT TO FOREIGN INVESTMENT IN CHINA IN A WAY THAT WOULD PROHIBIT OR GREATLY HINDER THE COMPANY'S ABILITY TO DO BUSINESS IN CHINA.

While the Chinese government currently advocates foreign investment into China, socio-political changes, war or economic changes and shifts could result in a change in China's policy with respect to investment from non-Chinese businesses. The government agencies, for example, could prohibit ownership of businesses by foreigners or revoke licenses granted that China Wi-Max is dependant on, or otherwise alter the Company's revenue sharing model. While China Wi-Max does not believe that the foregoing is likely in the near future, no assurance can be made that such events, all of which would adversely affect the Company, will not occur.

SINCE CHINA WI-MAX'S ASSETS AND OPERATING SUBSIDIARIES ARE LOCATED IN THE PRC, ANY DISTRIBUTION OF DIVIDENDS OR PROCEEDS FROM LIQUIDATION ARE SUBJECT TO THE APPROVAL OF THE RELEVANT PRC GOVERNMENT AGENCIES. CHINA WI-MAX IS NOT LIKELY TO DECLARE DIVIDENDS IN THE NEAR FUTURE.

Because China Wi-Max's assets are predominantly located inside the PRC, China Wi-Max will be subject to the law of the PRC in determining dividends. Under the laws governing foreign invested enterprises in the PRC, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Under current Chinese tax regulations, dividends paid to China Wi-Max are subject to a 10 percent Chinese tax. In the future, tax authorities in China could amend or interpret the regulations in a manner that would materially and adversely affect the ability of China Wi-Max's subsidiaries to pay dividends and other distributions to China Wi-Max. There is also the possibility that other regulatory interpretations by the Chinese authorities could prohibit China Wi-Max from recording revenues or consolidating its financial statements in order to comply with SEC reporting obligations.

In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. If China Wi-Max or its subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to China Wi-Max, which in turn would limit China Wi-Max's ability to pay dividends on its common stock.

THE UNCERTAIN LEGAL ENVIRONMENT IN CHINA COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO CHINA WI-MAX.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations, and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors such as China Wi-Max.

FLUCTUATION IN CHINESE RMB EXCHANGE RATES COULD ADVERSELY AFFECT THE VALUE OF CHINA WI-MAX'S STOCK AND ANY CASH DIVIDEND DECLARED FOR HOLDERS OF ITS COMMON STOCK.

As China Wi-Max's operations are primarily in China, any significant revaluation of the Chinese RMB may materially and adversely affect cash flows, revenues, and financial condition. For example, to the extent that China Wi-Max needs to convert United States dollars into Chinese RMB for operations, appreciation of this currency against the United States dollar could have a materially adverse effect on China Wi-Max's business, financial condition and results of operations. Conversely, if China Wi-Max decides to convert Chinese RMB into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese RMB that China Wi-Max converts would be reduced.

China Wi-Max's ability to bid for and acquire businesses in new regions is dependent on favorable exchange rates between the U.S. dollar and the Chinese Renminbi. The value of the Renminbi may fluctuate according to a number of factors. Since 1994, the exchange rate for RMB against the United States dollars has remained relatively stable, generally in the region of RMB 8.00 to US $1.00. However, in 2005, the Chinese government announced that would begin pegging the exchange rate of the Chinese RMB against a number of currencies, rather than just the U.S. dollar. Currently, exchange rates are approximately RMB 7.006 to US $1.00 resulting in an increased price for Chinese products to U.S purchasers. On July 21, 2005, as a result of the Renminbi rates being tied to a basket of currencies, the Renminbi was revalued and appreciated against the U.S. dollar. Additionally, global events and expenditures that deflate the value of the U.S. dollar will result in more expensive purchase prices of China based entities. There can be no assurance that such exchange rate will continue to remain stable in the future. China Wi-Max's operating subsidiaries revenues will be primarily denominated in Renminbi and any fluctuation in the exchange rate of Renminbi may affect the value of, and dividends, if any, payable on, China Wi-Max's shares in foreign currency terms.

RESTRICTIONS ON CURRENCY EXCHANGE MAY LIMIT CHINA WI-MAX'S ABILITY TO RECEIVE AND USE ITS REVENUES EFFECTIVELY.

Because almost all of China Wi-Max's operating subsidiaries future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit its ability to use revenue generated in Renminbi to fund its business activities outside China or to make dividend payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. Current account transactions include payments of dividends and trade and service-related foreign exchange transactions.

In contrast, capital account transactions, which include foreign direct investment and loans, must be approved by the State Administration for Foreign Exchange, or SAFE. China Wi-Max cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

         RISKS RELATED TO THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES
                        IN THE PEOPLE'S REPUBLIC OF CHINA

CHINA WI-MAX DOES NOT CURRENTLY OWN ANY CHINESE SUBSIDIARY WITH VALUE ADDED TELECOMMUNICATIONS OR WIRELESS LICENSES AND IF THEY OR THEIR ULTIMATE SHAREHOLDERS OR CONTROL PERSONS VIOLATE CHINA WI-MAX'S OPERATING SUBSIDIARIES CONTRACTUAL ARRANGEMENTS WITH THEM, THE COMPANY'S BUSINESS COULD BE DISRUPTED, CHINA WI-MAX'S REPUTATION MAY BE HARMED, AND CHINA WI-MAX WILL HAVE ONLY LIMITED RIGHTS AND ABILITY TO ENFORCE THE COMPANY'S RIGHTS AGAINST THESE PARTIES.

The Company's operations are currently dependent upon the Company's operating subsidiaries contractual relationships with Gao Da and Long Teng. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to adjustment. These provisions may be subject to differing interpretations, particularly on the details of the services to be provided and on price and payment terms. It may be difficult for China Wi-Max's operating subsidiaries to obtain remedies or damages from these companies or their ultimate shareholders for breaching these agreements. Because China Wi-Max's operating subsidiaries rely significantly on these companies for their business, the realization of any of these risks may disrupt China Wi-Max's operating subsidiaries operations or cause degradation in the quality and service provided by, or a temporary or permanent shutdown of, the Company. China Wi-Max's operating subsidiaries initial Cooperation Agreement (term of 2 years) that enables the Company to operate its value-added services, business, and the Exclusive Service Agreement in which the parties will cooperate and provide each other with technical services related to their businesses and access to use wireless licenses, is for a term of 20 years. If China Wi-Max's operating subsidiaries are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, their business may not expand and China Wi-Max operating subsidiaries operating expenses may increase.

ANY INCREASE IN GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS AND INTERNET INDUSTRIES IN CHINA MAY RESULT IN THE CHINESE GOVERNMENT REQUIRING CHINA
WI-MAX'S OPERATING SUBSIDIARIES TO OBTAIN ADDITIONAL LICENSES OR OTHER GOVERNMENTAL APPROVALS TO CONDUCT THE THEIR BUSINESS WHICH, IF UNATTAINABLE, MAY RESTRICT CHINA WI-MAX'S OPERATING SUBSIDIARIES OPERATIONS.

The telecommunications industry, including Internet service providers (ISP), is highly regulated by the Chinese government with the main relevant government authority being the Ministry of Information Industry (MII). Prior to China's entry into the World Trade Organization (WTO), the Chinese government generally prohibited foreign investors from operating, or taking equity ownership of, telecommunications businesses. ISP services were--and still are--classified as value-added telecommunications services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China's entry into the WTO allowing foreign investors to now own up to 50% interests in Chinese businesses that are licensed to provide value added telecommunications services (a foreign company can only own 49% of a Chinese company with a basic telecommunications services license). In addition, enterprises that are more than 50% foreign owned (and foreign invested) are currently not able to apply for the required licenses for operating broadband services in China.

China Wi-Max's operating subsidiaries cannot be certain that they will be granted any of the appropriate licenses, permits, or clearance that may be needed in the future. Moreover, China Wi-Max cannot be certain that any local or national ISP or telecommunications license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of the Company's operating subsidiaries services.

Until such time as China Wi-Max acquires up to a 50% equity interest in a local company that has value added telecommunications license(s), China Wi-Max's operating subsidiaries must rely exclusively on contractual arrangements with their Chinese partners and their approvals to operate as value added telecommunications (ISP) providers. China Wi-Max believes that its operating subsidiaries present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. China Wi-Max cannot be certain that the Chinese government will not take action to prohibit or restrict its operating subsidiaries business activities. China Wi-Max cannot be certain as to whether the Chinese government will reclassify China Wi-Max's operating subsidiaries business as a media or retail company due to its acceptance of fees for Internet access, Internet advertising, online games, and wireless value-added and other services as sources of revenues, or as a result of its current corporate structure. Such reclassification could subject China Wi-Max operating subsidiaries to penalties or fines or place significant restrictions on their business. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services,

Internet  access,  e-commerce  services  and  online  advertising,   may  impose
additional regulatory requirements on China Wi-Max or its service providing subsidiaries or otherwise harm its business.

CHINA WI-MAX OPERATING SUBSIDIARIES MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED INDUSTRY COMPETITORS.

The Chinese market for telecom access and services is intensely competitive and rapidly changing. Barriers to entry are relatively minimal, and current and new competitors can launch new websites at a relatively low cost. Many companies offer competitive products or services including land line services, wireless services, and cable/fiber optic companies. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to approximately 50% of the total equity ownership in any value-added telecommunications services business in China.

Currently, China Wi-Max's operating subsidiaries competition comes from standard telephone and cable providers. Any of China Wi-Max's operating subsidiaries present or future competitors may offer products and services that provide significant performance, price, creativity, or other advantages over those offered by it and, therefore, achieve greater market acceptance than those offered by China Wi-Max's operating subsidiaries.

Because many of China Wi-Max's operating subsidiaries existing and/or potential competitors have longer operating histories in the Internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases, and significantly greater financial, technical, and marketing resources than China Wi-Max and its operating subsidiaries have, they cannot ensure they will be able to compete successfully against their current or future competitors. Any increased competition could make it difficult for China Wi-Max's operating subsidiaries to attract and retain users, reduce or eliminate its market share, lower profit margins, and reduce revenue.

UNEXPECTED NETWORK INTERRUPTION CAUSED BY SYSTEM FAILURES MAY REDUCE USER BASE AND HARM CHINA WI-MAX'S OPERATING SUBSIDIARIES REPUTATION.

Reliable access and consistent speeds while connecting to Internet services and the performance and reliability of China Wi-Max's operating subsidiaries technical infrastructure are critical to their reputation and ability to attract and retain users of their Internet services. Any system failure or performance inadequacy that causes interruptions or delays in the availability of China Wi-Max's operating subsidiaries services or increases the response time of their services could reduce user satisfaction and traffic, which would reduce the Internet service appeal to users of "high speed" Internet access. As the number of users and traffic increase, China Wi-Max operating subsidiaries cannot ensure that they will be able to scale their systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact the business.

IF CHINA WI-MAX'S OPERATING SUBSIDIARIES SUPPLIERS OF BANDWIDTH AND COLLOCATION SERVICES FOR SWITCHES, ROUTERS, AND SERVERS FAIL TO PROVIDE THESE SERVICES, THEIR BUSINESS COULD BE MATERIALLY CURTAILED.

China Wi-Max's operating subsidiaries rely on partners to provide them with bandwidth and collocation services for switches, routers, and servers for Internet users. If partners fail to provide such services or raise prices for services, China Wi-Max's operating subsidiaries may not be able to find a reliable and cost-effective substitute provider on a timely basis, if at all. If this happens, their business could be materially curtailed.

                   RISK FACTORS RELATED TO CHINA WI-MAX STOCK

THERE IS NO ESTABLISHED PUBLIC TRADING MARKET FOR CHINA WI-MAX'S SECURITIES AND ONE MAY NEVER DEVELOP. THIS COULD ADVERSELY AFFECT THE ABILITY OF INVESTORS IN CHINA WI-MAX'S TO SELL THEIR SECURITIES IN THE PUBLIC MARKET.

China Wi-Max is currently not listed on the OTC Bulletin Board market system. China Wi-Max cannot predict the extent to which a trading market will develop or how liquid that market might become. Accordingly, holders of China Wi-Max's common stock may be required to retain their shares for an indefinite period of time.

The OTCBB is an inter-dealer, over-the-counter market that provides significantly less liquidity than stock exchanges. Quotes for stocks included on the OTCBB are not listed in the financial sections of newspapers, as are those for the exchanges. Therefore, prices for securities traded solely on the OTCBB may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original acquisition price or at any price. Market prices for China Wi-Max's common stock will be influenced by a number of factors, including:

     o    the issuance of new equity securities pursuant to future offering;

     o    changes in interest rates;

     o    new services or significant contracts and acquisitions;

     o    variations in quarterly operating results;

     o    change in financial estimates by securities analysts;

     o    the depth and liquidity of the market for the Company's common stock;

     o    investor  perceptions  of  us  and  of  China-based   investments  and
          companies generally; and

     o    general economic and other national and international conditions.

THE REGULATION OF PENNY STOCKS BY THE SEC AND FINRA MAY DISCOURAGE THE TRADABILITY AND LIQUIDITY WHICH WILL IMPAIR INVESTORS' ABILITY TO SELL CHINA WI-MAX'S SECURITIES.

China Wi-Max is a "penny stock" company. None of its securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination of the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop, because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because China Wi-Max's securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to China Wi-Max's securities. The rules will further affect the ability of owners of shares to sell their securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, leaving investors with losses. China Wi-Max management is aware of the abuses that have occurred historically in the penny stock market. Although China Wi-Max does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the its securities.

CHINA WI-MAX HAS NO PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND INVESTORS MAY NOT EXPECT A DIVIDEND AS A RETURN OF OR ON ANY INVESTMENT IN THE COMPANY.

China Wi-Max has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

MANY OF CHINA WI-MAX'S SHARES OF COMMON STOCK WILL BE AVAILABLE FOR RESALE IN THE FUTURE. RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON CHINA WI-MAX'S STOCK PRICE WHICH MAY CAUSE INVESTORS LOSSES.

All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective after meeting the holding period requirements of Rule 144. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of six months if the company is a current, reporting company under the '34 Act. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

CHINA WI-MAX'S INVESTORS MAY SUFFER FUTURE DILUTION DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATIONS IN THE FUTURE.

There may be substantial dilution to China Wi-Max's shareholders purchasing in future offerings or issuances for other purposes as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

THE STOCK WILL, IN ALL LIKELIHOOD, BE THINLY TRADED AND AS A RESULT INVESTORS MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF THEY NEED TO LIQUIDATE SHARES.

The shares of China Wi-Max's common stock, if quoted on the OTCBB, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing China Wi-Max's common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that it is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if China Wi-Max came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as China Wi-Max or purchase or recommend the purchase of any of China Wi-Max Securities until such time as it became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in China Wi-Max's Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the Securities price. China Wi-Max cannot give investors any assurance that a broader or more active public trading market for its common securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, China Wi-Max can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of China Wi-Max.

CHINA WI-MAX'S COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT THE INVESTOR MAY NOT BE ABLE TO SELL SECURITIES AT OR ABOVE THE PRICE THAT THE INVESTOR MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for China Wi-Max's common stock and because of the possible price volatility, the investor may not be able to sell their shares of common stock when the investor desires to do so. The inability to sell securities in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for China Wi-Max Securities may suffer greater declines because of China Wi-Max price volatility.

The price of China Wi-Max's common stock that will prevail in the market after this offering may be higher or lower than the price an investor pays. Certain factors, some of which are beyond China Wi-Max's control, that may cause China Wi-Max's share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in China Wi-Max quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect China Wi-Max stock price, regardless of China Wi-Max operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If it becomes involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on the investment in China Wi-Max's stock.

ITEM 2.  FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide an analysis of China Wi-Max's financial condition and should be read in conjunction with China Wi-Max's financial statements and the notes thereto set forth herein. The matters discussed in these sections that are not historical or current facts deal with potential future circumstances and developments. China Wi-Max actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

INTRODUCTION

China Wi-Max plans to be a telecommunications broadband provider focused on providing commercial customers with high bandwidth connections through first and second tier markets in China through subsidiary companies. Through these wholly and partially owned subsidiaries, China Wi-Max intends to build, own, and operate metropolitan area Internet Protocol (IP) based broadband networks, using both owned optical fiber and licensed Wi-Max capable wireless spectrum.

China Wi-Max operating subsidiaries networks are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. China Wi-Max believes its operating subsidiaries can bypass the local loop facilities of the local exchange carrier to connect enterprise customers directly to the global communications network. At this time, China Wi-Max has four full-time and one part-time employees in the United States, augmented by a number of personnel in operating subsidiaries, contract personnel and professional services organizations.

Service to customers is provided through direct connections to the optical fiber or transmissions over licensed radio spectrum provided through China Wi-Max's Chinese operating subsidiaries. Currently, the Company's operating subsidiaries are offering customers high speed broadband Internet access. Services contemplated to be offered in the future include Voice-over Internet Protocol, or VoIP, bandwidth on demand, bandwidth redundancy, virtual private networks, or VPNs, disaster recovery, bundled data, and video services.

There are many challenges to establishing a successful foreign controlled telecommunications provider business in China. Some of these challenges include the legal and regulatory environment and an understanding of this environment, limits on foreign ownership of certain types of businesses and licenses, cultural and language differences, distance, access to influencers in government, and senior management staffing. There are also well funded, very large telecommunications providers already in the marketplace. There is an abundance of high caliber technical and administrative staff to assist in building the business. The Chinese telecommunications market is huge and somewhat underserved, especially with regards to high quality services that demand carrier grade performance. Establishing a carrier grade core network that is cost effective, stable and upgradeable is extremely important as demand for increased bandwidth explodes. Finally, acquiring sufficient capital to establish and grow the business will be a continuing challenge, as will the recruitment of high caliber managers who will effectively deliver business plan objectives in a timely and fiscally responsible manner.

China Wi-Max currently has two wholly owned Chinese operating subsidiaries. Ownership of these two entities was effectuated in September 2008. The operating subsidiaries have the assets and business licenses or have entered into contract arrangements with other companies that have the requisite business licenses to deliver value added telecommunications services in Beijing, China. Of equal importance is raising sufficient capital to enable execution of the business plan both short and long term, as telecommunications is a capital intensive business. China Wi-Max operating subsidiaries personnel and contract staff in China are continuing to evaluate equipment providers for the core and last mile network and developing sales and marketing plans and gathering necessary information to execute those plans. The initial fiber network in Beijing carried its first commercial traffic in September, 2008. Appropriate legal documents needed for all aspects of the business have been or are being developed. Ensuring that business plans and the associated execution of those plans are carried out is an ongoing high priority activity.

PLAN OF OPERATIONS

China Wi-Max closed a private offering of unsecured convertible Notes in early January 2008 and raised $1,000,000. The Notes bear interest at 12% per annum, convertible at the Note Holder's option into Common Stock of China Wi-Max at a conversion price of $.25 per share, and are due December 31, 2008.

The use of the funds was planned as follows:

USE OF PROCEEDS PHASE IA, $1,000,000:
                   CATEGORY                                   AMOUNT                   PERCENT OF
                                                                                        OFFERING
=============================================== ==================================== ================
Start up costs and travel (5 trips)             $50,000                                         5.0%
Legal for PPM and Form 10                       $30,000                                         3.0%
Legal in China for acquisitions                 $10,000                                         1.0%
Accounting through Q4                           $10,000                                         1.0%
Accounting retainer for Q4                      $10,000                                         1.0%
Misc. exp.                                      $50,000                                         5.0%
Acquisitions:
              ISP License & fees                $15,000 pays in full                            1.5%
           4 Core Fiber in Beijing              $300,000 pays in full                          30.0%
           5.8 GHz lic. in Beijing              $125,000 pays in full                          12.5%
          Broker and consulting fees            $200,000                                       20.0%
           4 Core Fiber in Hangzhou             $50,000 down payment                            5.0%
           5.8GHz lic. in Hangzhou              $50,000 down payment                            5.0%
              Operating overhead                $100,000                                       10.0%
                                                ------------------------------------ ----------------
TOTALS                                          $1,000,000                                      100%
                                                ==================================== ================

The initial plan was to raise $500,000 which would have covered China Wi-Max expenses and planned acquisitions through year's end. However, China Wi-Max's ability to acquire fiber and frequencies has exceeded preliminary expectations. Thus, it expanded the Phase IA offering to accommodate this opportunity, closing the initial convertible note offering after raising approximately $1 million.

China Wi-Max has a second offering to raise up to $1,000,000 (subsequently increased from $1,000,000 to $1,500,000) in Convertible Promissory Notes. The Notes will pay interest at 10% per annum, convertible at the Note Holder's option into Common Stock in the Company at a conversion price of $.50 per share. These Notes are offered only to Qualified Investors. As of November 24, 2008, $1,260,000 of these notes had been sold. We have not used a third party to assist us in the offering. Investors for this offering are being identified through referrals from friends and family of current shareholders, directors and officers.

PLANNED USE OF PROCEEDS PHASE IB, $1,500,000:

                   CATEGORY                              AMOUNT                    PERCENT OF OFFERING
=============================================== ==========================  ===================================
Hangzhou License and Fiber                                       $225,000                  15%
Shanghai Fiber Deposit                                             50,000                   3%
Shanghai Wireless License                                         150,000                  10%
Beijing Network Equipment                                         250,000                  17%
Establish Business Office - Beijing                               100,000                   7%
Broker and Consulting Fees                                        250,000                  17%
General and Administrative Expense                                475,000                  31%

                                                --------------------------  -----------------------------------
TOTALS                                                         $1,500,000                  100%
                                                ==========================  ===================================

RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007 COMPARED TO THE PERIOD FROM JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

China Wi-Max did not recognize any revenues for the year ended December 31, 2007 and the period from July 5, 2006 (inception) through December 31, 2006.

During the year ended December 31, 2007, general and administrative expenses were $426,102 compared to $8,538 during the period from July 5, 2006 (inception) through December 31, 2006. The $417,564 increase was a result of twelve months of activity in 2007 versus six months of activity in 2006 and the hiring of personnel and advisors in 2007 to create and execute China Wi-Max's business plan.

During the year ended December 31, 2007, China Wi-Max recognized a net loss of $444,590 compared to a net loss of $8,538 during the period from July 5, 2006 (inception) through December 31, 2006. The $436,052 increase is a result of the $417,564 increase in general and administrative expenses that resulted from China Wi-Max's increased operational activity over the year ended December 31, 2007 compared to the prior 6 month period.

China Wi-Max's basic loss per share was $0.06 in 2007 versus a basic loss per share of less than $0.01 in 2006. A fully diluted loss per share was not calculated as it would have reduced the loss per share and been anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE PERIOD FROM JULY 2, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

From the Company's inception July 5, 2006 through December 31, 2007, China Wi-Max has funded its operations primarily from the following sources:

     o Debt proceeds through private placements of China Wi-Max convertible promissory notes; and

     o    Loans.

No cash flow from operations has been generated. At December 31, 2007, the Company had total current assets of $192,990, consisting of cash of $182,401, receivables from the issuance of common stock of $2,570 and prepaid expenses of $8,019. At December 31, 2007, the Company had total liabilities of $1,017,881, all of which are current. Total liabilities consist of accounts payable of $87,501, accrued interest of $16,380 and convertible notes payable of $914,000. At December 31, 2007, the Company had a working capital deficit of $824,891.

During the year ended December 31, 2007, the Company used $241,399 in its operating activities compared to $9 in 2006. Net losses of $444,590 were reconciled for two non-cash items, $113,750 of services paid for by the issuance of the common stock and $2,108 in amortization of debt issuance costs and cash from changes in current accounts of $87,333.

During the year ended December 31, 2007, the Company used $491,666 in its investing activities. The Company used $491,666 for deposits on the acquisition on long-lived assets. During the period of July 5, 2006 (inception) through December 31, 2006, the Company did not have any investing activities.

During the year ended December 31, 2007, the Company received $914,350 from its financing activities. During the period July 5, 2006 (inception) through December 31, 2006, the Company received $1,125 from its financing activities.

In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. Between June and December 2007, the Company issued $914,000 of notes payable, which mature on December 31, 2008, bearing interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders. Through December 31, 2007, the Company recognized proceeds of $914,000 from the sale of these convertible notes. At December 31, 2007, the Company has accrued interest of $16,380 in connection with the convertible notes. The Company has not paid nor is any principal or interest due on these notes. The Company is not in default with regard to these notes.

During the year ended December 31, 2007, the Company received $5,620 from the sale of shares of its common stock.

During the year ended December 31, 2007, the Company issued 380,000 shares of common stock to various third parties who performed services for the Company. These shares were valued at $95,000. In December 2007, the Company also issued 75,000 shares to a director of the Company valued at $18,750 for services rendered. All shares issued for services were valued at $0.25 per share, which was based on the estimated fair value of the services rendered.

To the extent China Wi-Max operations are not sufficient to fund the Company's capital requirements; China Wi-Max may enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time China Wi-Max does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity. In addition, the United States is experiencing severe instability in the commercial and investment banking systems which is likely to continue to have far reaching effects on the economic activity in the country for an indeterminable period. The long term impact on the United States economy and the Company's operating activities and ability to raise capital cannot be predicted at this time, but may be substantial.

The Company's business plan requires funding to develop and expand a new capital intensive business. If the current Bridge Funding of Convertible Notes is oversubscribed to the $1.5 million dollars authorized by the Board of Directors, the Company will be able to operate through December 2008 depending on which activities are implemented. The Company is addressing funding needs for the next twelve months estimated at $10 million dollars to carry out the business plan by seeking to engage an Investment Advisor to assist in raising capital. To continue to expand and grow the business beyond twelve months will require significant additional capital estimated at $15 million dollars to build networks in the first four metro areas to be served and an estimated $25 million additional capital to build networks in the fifth through tenth metro area identified. This is a total of approximately $50 million dollars of capital requirements over the next thirty-six months. The Company expects to be continually raising funds for at least the next thirty-six months. In fact, the more successful the Company is in the near term, the higher its capital needs will be as facilities and marketing costs are front in loaded and revenues occur over time, thereby increasing negative cash flow in the earlier periods. Failure to raise these additional funds may result in reduction or cessation of growth or more serious operational issues. These ongoing capital needs are partially reflected in Note 1 to the Company's 2007 Audited financial statements, for which the Company's independent registered public accounting firm's Audit report included a Going Concern explanatory paragraph.

Although there are no known legal, economic or regulatory restrictions for China Wi-Max operating subsidiaries to repay loans, management fees, dividends or other distributions to the Company, such payments are not contemplated to successfully execute the Business Plan.

GOING CONCERN

The independent registered public accounting firm's report on the Company's financial statements as of December 31, 2007 and 2006, and for the periods ended December 31, 2007, includes a "going concern" explanatory paragraph that describes substantial doubt about the Company's ability to continue as a going concern.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2007

During the three months ended September 30, 2008 and 2007, China Wi-Max recognized revenues of approximately $15,000 and $0 from its operational activities.

During the three months ended September 30, 2008, China Wi-Max incurred general and administrative expenses of $297,035 compared to $16,340 for the three months ended September 30, 2007. The $280,695 increase was a result of an increase in the Company's operational activities compared to the prior period. During the three months ended September 30, 2008, the Company continued to increase its staff and outside consultants, as it began implementation of its business plan. As a result of the staff increases, there was an increase of approximately $116,000 in salary and wages, expenses for operations in China increased by $73,000, consulting and professional fees increased by $49,000 and travel increased by $14,000 over the prior period ended September 30, 2007.

During the three months ended September 30, 2008, China Wi-Max recognized a net loss of $342,897 compared to a net loss of $16,340 during the three months ended September 30, 2007. The $326,557 increase in net loss was primarily a result of the $280,000 increase in general and administrative expenses, discussed above combined with the $49,387 increase in interest expense as a result of the issuance of convertible promissory notes discussed below.

China Wi-Max's basic loss per share was $.03 during the three months ended September 30, 2008 versus a net loss of less than $0.01 per share during the three months ended September 30, 2007.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2007

During the nine months ended September 30, 2008 and 2007, China Wi-Max recognized revenues of approximately $15,000 and $0 from its operational activities.

During the nine months ended September 30, 2008, China Wi-Max incurred general and administrative expenses of $1,026,084 compared to $79,884 for the nine months ended September 30, 2007. The $946,200 increase was primarily the result of an increase in the Company's operational activities compared to the prior period. During the nine months ended September 30, 2008, the Company hired its initial staff and increased use of outside consultants as it continued implementation of its business plan. The period over period increase was primarily a result of the staff increases, with an increase of $310,000 in salary and wages, increased consulting and professional fees of $280,000, expenses for operations in China increased of $108,000 and increased travel expense of $28,000. During the nine months ended September 30, 2008, China Wi-Max incurred $246,075 in expenses related to stock and options issued as payment for services compared to $25,000 for the nine months ended September 30, 2007.

During the nine months ended September 30, 2008, China Wi-Max recognized a net loss of $1,115,633 compared to a net loss of $79,884 during the nine months ended September 30, 2007. The $1,071,749 increase in net loss was primarily the result of the $946,200 increase in general and administrative expenses, discussed above combined with the 129,074 increase in interest expense as a result of the issuance of convertible promissory notes discussed below.

China Wi-Max's basic loss per share was $0.12 during the nine months ended September 30, 2008 versus a net loss per share of $0.01 during the nine months ended September 30, 2007.

LIQUIDITY

Cash flow from operations has not historically been sufficient to sustain China Wi-Max's operation without additional sources of capital. At September 30, 2008, the Company had total current assets of $160,631, consisting of cash of $120,984, accounts receivable of $21,882 and prepaid expenses of $17,765. At September 30, 2008, the Company had total current liabilities of $1,193,698. Total current liabilities consist of accounts payable of $45,001, accrued interest of $144,397 and current convertible notes payable of $1,004,300. At September 30, 2008, the Company had a working capital deficit of $1,033,067.

During the nine months ended September 30, 2008, China Wi-Max used $821,732 in its operating activities. The net loss of $1,151,633 was adjusted for $158,500 of services paid for by the issuance of common stock, $87,575 in non-cash option expenses and $1,901 in amortization of debt issuance costs. During the nine months ended September 30, 2008, there was a $32,892 increase in accounts receivable, $3,834 decrease in prepaid expenses, a $32,892 decrease in accounts payable, a $128,017 increase in accrued interest and a $40 increase in payroll liabilities.

During the nine months ended September 30, 2007, China Wi-Max used $35,311 in its operating activities. A net loss of $79,884 was adjusted for $25,000 of services paid for by the issuance of common stock. During the nine months ended September 30, 2007, there was a $3,686 decrease in accounts receivable and a $15,887 increase in accounts payable.

During the nine months ended September 30, 2008, China Wi-Max used $357,459 in its investing activities, of which $174,417 was for purchases of optical fiber and $183,042 was for deposits for the acquisition of long-lived assets, which relate to the acquisition of business and wireless licenses in Beijing, Hangzhou and Shanghai, China. During the nine months ended September 30, 2007, China Wi-Max used $35,000 in its investing activities on deposits for long lived assets in Beijing, China.

During the nine months ended September 30, 2008, China Wi-Max received $1,143,240 from its financing activities. During the nine months ended September 30, 2007, China Wi-Max received $106,575 from its financing activities.

In June 2007, the Board of Directors authorized the sale of up to $1 million of unsecured convertible promissory notes. Principal and interest are convertible at any time into shares of China Wi-Max's common stock at $0.25 per share, at the option of the note holders. As of January 2008, the Company oversubscribed the offering and issued $1,004,300 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. During the nine months ended September 30, 2008, China Wi-Max issued an additional $1,053,200 in unsecured convertible promissory notes, which mature on December 31, 2009, bearing interest at 10% per annum, and are unsecured. Principal and interest are convertible at any time into shares of China Wi-Max's common stock at $0.50 per share, at the option of the promissory note holders. China Wi-Max has not paid nor is any principal or interest due on these notes. As of September 30, 2008, there is $2,057,500 in outstanding convertible notes payable and accrued interest of $144,397. China Wi-Max is not in default with regard to these notes.

During the nine months ended September 30, 2008, China Wi-Max issued 634,000 shares of its common stock to individuals as employment signing bonuses and payments for services performed for China Wi-Max, valued at $158,500.

During the nine months ended September 30, 2008, China Wi-Max issued stock options exercisable for 2,600,000 shares of its common stock. The options have an exercise price of $0.25 per share and a term of 5 years. Subsequent to the issuance, options exercisable for 400,000 shares of common stock were cancelled. The options have variable vesting rates. During the nine months ended September 30, 2008, options exercisable for 581,250 shares were vested. These options were valued using the Black-Scholes model, and the Company has recorded $87,575 of stock based compensation expense during the nine months ended September 30, 2008.

To the extent China Wi-Max's operation are not sufficient to fund its capital requirements, China Wi-Max may enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time China Wi-Max does not have a revolving loan agreement with any financial institution nor can it provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity.

In the event that our operating plan changes due to changes in our strategic plans, lower than expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued turmoil and tightening of the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2008 and for 2009 to conserve working capital or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

Need for Additional Financing

China Wi-Max's business plan requires funding to develop and expand a new capital intensive business. China Wi-Max has been addressing funding needs for the next twelve months estimated at $10 to $15 million dollars to carry out the business plan. To continue to expand and grow the business beyond twelve months will require significant additional capital and China Wi-Max expects to be continually raising funds for at least the next twenty-four months to thirty-six months. Although management believes there is tremendous upside potential, failure to raise sufficient additional capital could result in reduced growth, or in the worst case, failure of the business. These ongoing capital needs are reflected in the Company's independent registered public accounting firm's Going Concern comments for the audited period ending December 31, 2007.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

CRITICAL ACCOUNTING POLICIES

China Wi-Max has identified the policies below as critical to China Wi-Max business operations and the understanding of China Wi-Max results from operations. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Conditions and Results of Operations where such policies affect China Wi-Max reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements beginning on page 78 for the years ended December 31, 2007 and 2006, and page __ for the nine months ended September 30, 2008 and 2007 of this document. Note that China Wi-Max's preparation of this document requires China Wi-Max to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of China Wi-Max financial statements, and the reported amounts of expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

China Wi-Max follows very specific and detailed guidelines in measuring revenue; however, certain judgments may affect the application of China Wi-Max revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause China Wi-Max operating results to vary significantly from quarter to quarter and could result in future operating losses.

The Company recognizes revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104 Revenue Recognition. Consistent with the requirements of these SABs, revenue is recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and d) collection is reasonably assured.

STOCK-BASED COMPENSATION

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R, which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. Application of SFAS 123R requires the use of significant estimates, including expected volatility, expected term, risk-free interest rate and forfeiture rate. SFAS 123R was effective for us beginning July, 2006.

IMPAIRMENT OF OTHER LONG-LIVED ASSETS

Long-lived assets that do not have indefinite lives, such as property and equipment and acquired customer relationships, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for such long-lived assets is based on the fair value of the assets.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), BUSINESS COMBINATIONS ("SFAS 141 (R)"), which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price, and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS AN AMENDMENT OF ARB 51 ("SFAS 160") which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest, with disclosure on the face of the consolidated statement of income of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. In addition, this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT TO FASB STATEMENT NO. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement was effective for the Company on January 1, 2008. The Company did not apply the fair value option to any of its outstanding instruments and therefore SFAS No. 159 did not have an impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENT. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 was effective for the Company on January 1, 2008 for all financial assets and liabilities. For non-financial assets and liabilities, SFAS No. 157 is effective for the Company on January 1, 2009. Management is currently determining the effect that the adoption of SFAS No. 157 may have on its financial statements beyond its current fiscal year.

In March 2008, the FASB issued SFAS No. 161 DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 161 requires additional disclosure related to derivatives instruments and hedging activities. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November, 15, 2008, and the Company is currently evaluating the impact of adoption.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, DETERMINATION OF THE USEFUL LIFE OF INTANGIBLE ASSETS. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised
2007), "Business Combinations," and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS 162 to have a material effect on its results of operations and financial condition.

In May 2008, the FASB issued FASB Staff Position (FSP) No. APB 14-1 ACCOUNTING FOR CONVERTIBLE DEBT INSTRUMENTS THAT MAY BE SETTLED IN CASH UPON CONVERSION (INCLUDING PARTIAL CASH SETTLEMENT) (FSP APB 14-1). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 on a retroactive basis and will be adopted by the Company in the first quarter of fiscal 2009.

The Company does not expect the adoption of FSP APB 14-1 to have a material effect on its results of operations and financial condition.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

China Wi-Max's operations do not employ financial instruments or derivatives which are market sensitive. Short term funds are held in non-interest bearing accounts and funds held for longer periods are placed in interest bearing accounts. Large amounts of funds, if available, will be distributed among multiple financial institutions to reduce risk of loss. Our cash holdings do not generate interest income.

China Wi-Max generates revenues and incurs expenses and liabilities in both Chinese Renminbi (RMB) and U.S. dollars. Since 1994, the official exchange rate for the conversion of Chinese RMB to U.S. dollars has generally been stable and the Chinese RMB has appreciated slightly against the U.S. dollar. In the past year, the RMB has appreciated quite rapidly against the dollar. China Wi-Max has not entered into agreements or purchased instruments to hedge its exchange rate risks, although it may do so in the future. China Wi-Max's results of operations and financial condition may be negatively affected by changes in the value of Chinese RMB.

ITEM 3.  PROPERTIES

China Wi-Max's operations are principally located at 1905 Sherman Street, Suite 335, Denver, Colorado 80203. As of September, 2008, the Company was in the last month of a six month lease for the use of the offices at 1905 Sherman Street. The monthly rental approximates $1,100. The lease has been extended month to month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of China Wi-Max outstanding common stock by:

     o each person who is known by China Wi-Max to be the beneficial owner of five percent (5%) or more of China Wi-Max common stock;

     o China Wi-Max's President, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

     o    all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within sixty days of the date of this document into shares of China Wi-Max common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants, or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of China Wi-Max common stock that China Wi-Max believes was beneficially owned by each person or entity as of November 24, 2008. The total shares outstanding as of November 24, 2008 was 10,394,000.

     TITLE OF CLASS         NAME AND ADDRESS OF BENEFICIAL OWNER    AMOUNT AND NATURE   PERCENT OF      PERCENT OF
                                                                   OF BENEFICIAL OWNER     CLASS       CLASS AFTER
                                                                                                      CONVERSION OF
                                                                                                        NOTES (1)
-------------------------- --------------------------------------- -------------------- ------------ -----------------
Common shares              Dr. Allan Rabinoff, Chairman of the               2,825,000        27.2%             16.2%
                           Board and Executive Officer
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              George E. Harris, President and Chief               470,000         4.5%              2.7%
                           Financial Officer
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              Frank Jia                                         1,000,000         9.6%              5.7%
                           7-3-7#, No 102, Youyi Road, Haidian
                           District
                           Beijing, China 100085

Common shares              Chris Watson                                        600,000         5.8%              3.4%
                           P.O. Box 398, 228 E. Union St.
                           Pacific, MO 63068

Common shares              Buck Krieger, Director                            1,800,000        17.3%             10.3%
                           12 Shari Dr.
                           St. Louis, MO 63122

Common shares              Jenny Wang, Chief Administrative                  1,050,000        10.1%              6.0%
                           Officer and Director
                           11649 Port Washington Rd. Ste. #224
                           Mequon, WI 53092

Common shares              Henry Zaks                                          900,000         8.7%              5.2%
                           11649 Port Washington Rd.
                           Ste. #224
                           Mequon, WI 53092

Common shares              Daniel Najor, Director                              338,500         3.3%              1.9%
                           1625 Highland Dr.
                           Solana Beach, California
                           92075-2124

Common shares              All Directors and Executive Officers
                           as a Group (5 persons)                            6,483,500        63.4%             37.2%

----------------------------
(1) Assumes the sale of the maximum number of Notes offered and conversion of all Notes into shares of common stock at $.25 and $.50 per share, which could be 7,017,200 shares. There are no assurances that all the Notes offered will be sold, as investors may not purchase the notes, or that if sold, all of the Notes will be converted. To the extent that less than all the Notes are converted, management's percentage of ownership in the Company will increase proportionately.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants, or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Included in this table are only those derivative securities with exercise prices that China Wi-Max believes have a reasonable likelihood of being "in the money" within the next sixty days.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information as to persons who currently serve as China Wi-Max directors, executives or officers, including their ages as of November 24, 2008.


          NAME                AGE                       POSITION                                  TERM
-------------------------- ---------- --------------------------------------------- ----------------------------------
Dr. Allan Rabinoff            63      Chairman and Executive Director - China       Annual- Board, Officer and 3
                                      Business Development                          years executive position

George E. Harris              58      President, Chief Financial Officer and        Annual- Board, Officer and 3
                                      Director                                      years executive position

Buck Krieger                  68      Director                                      Annual - Board

Jenny Wang                    45      Chief Administrative Officer and Director     Annual - Board and Officer

Daniel Najor                  54      Director                                      Annual - Board

China Wi-Max's officers are elected by the board of directors at the first meeting after each annual meeting of China Wi-Max's shareholders and hold office until their successors are duly elected and qualified under China Wi-Max's bylaws, or as defined by the terms of employment agreements.

The directors named above will serve until the next annual meeting of China Wi-Max's stockholders. Thereafter, directors will be elected for one-, two-, or three-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors absent any employment agreement. There is no arrangement or understanding between the directors and officers of China Wi-Max's and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Dr. Allan Rabinoff and George E. Harris devote substantially all their time to the affairs of China Wi-Max. The other Board members or officers of China Wi-Max will devote part-time to its affairs until such time as they may be required to devote full time.

China Wi-MAX is building a team of experienced business and telecommunications experts who understand the combined fiber/wireless broadband delivery model and also have business knowledge within China.

CHAIRMAN AND FOUNDER: DR. ALLAN RABINOFF has over twenty-five years of business experience in China and the Far East, including developing international companies and teams. Dr. Rabinoff has been involved as a Board and Senior Executive Team member of several Chinese ventures. Additionally, he served as the Chief Operations Officer of In Touch Communications Inc. in Beijing from November 2004 to May 2005. Dr. Rabinoff has accumulated a vast array of contacts in business and government over the last twenty-five years in Asia and has a firm grasp on the requirements necessary to successfully operate in China. In 1975, Dr. Rabinoff earned a PhD from the University of Maryland. He also holds a Master's and Bachelor of Science degree from the University of Wisconsin.

PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR: MR. GEORGE E. HARRIS was most recently a Senior Vice President at Falkenberg Capital Corporation, a boutique investment bank to the telecommunications community. Mr. Harris' experience includes numerous active roles in several technology startups. In his role at Falkenberg, he worked closely with companies that deliver telecommunications and data services utilizing wired and wireless technologies. Mr. Harris is also the President of Harris Products, Inc. and Integrated Components, Inc., and managed component manufacturing facilities based in Southern China. Previously, Mr. Harris served as the Chief Financial Officer of Farm Credit Banks of St. Louis. During a ten year career at AT&T, Mr. Harris held various financial, software development, data systems, financial planning and operational positions. He has been a Certified Public Accountant since 1977 in the state of California, where he worked for Arthur Young and Company, and earned a Bachelor of Science degree in accounting and an MBA from Pepperdine University.

DIRECTOR: MR. BUCK KRIEGER was appointed to the Company's Board at its inception in July 2006. In August of 2004 he was the President of StarTelecom, Inc., a telecommunications consulting firm, until July 2006. Mr. Krieger has an extensive financial background which began at Clayton Brokerage Company, which became the largest brokerage house in the country dedicated to commodities. During his tenure at Clayton Brokerage he was an Executive V.P. and National Sales Manager for ten years. Mr. Krieger retired from Clayton after twenty-five years. He intends to focus his business time primarily on China Wi-Max.

DIRECTOR AND CHIEF ADMINISTRATIVE OFFICER - CHINA: MS. JENNY WANG has a combination of international skills and technical experience. Ms. Wang was born and primarily educated in China, and has a background in science. She has earned a Bachelor degree in chemistry from Zhejiang University in Hangzhou, China, and earned her graduate degree in chemistry from Oregon Graduate Institute. She began her technical career working for an American manufacturing company. Ms. Wang lectures in both English and Chinese at professional seminars and has advised Chinese distributors on developing International business agreements, and technical product distribution with an emphasis on China. Ms. Wang has an extensive network of business relationships and cultural understanding that will be a significant asset to the Company.

DIRECTOR: MR. DANIEL NAJOR was appointed to the Company's Board in May 2008. Mr. Najor has an extensive business background covering the last twenty-nine years; he has directed retail establishments, real estate and corporate finance activities, Internet gaming and telecom related ventures. Mr. Najor holds an U.S. Patent for telephone calling card coupons. More recently, Mr. Najor used his patent to combine couponing with calling cards. He is currently the largest shareholder in a leading provider of telecommunication services that facilitate audience interaction with television, radio, print, web and outdoor advertising. Mr. Najor has been involved with and helped build a number of startup companies.

ANNUAL MEETING

The annual meeting of China Wi-Max's stockholders is expected to be held as soon as practicable after the filing of this registration statement. This will be a meeting of stockholders for the election of directors. The annual meeting will be held at China Wi-Max's principal office or at such other place as permitted by the laws of the State of Nevada and on such date as may be fixed from time to time by resolution of China Wi-Max Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

China Wi-Max is managed by its officers under the oversight of its Board of Directors. China Wi-Max's Board of Directors plans to establish an Audit Committee as soon as practicable. China Wi-Max is currently attempting to recruit one or more independent directors to serve on the Board of Directors and the audit committee, at least one of whom will qualify as an "Audit Committee Financial Expert" as defined in SEC regulations. China Wi-Max is also establishing a Compensation Committee. There are currently no other committees under consideration.

EXECUTIVE COMMITTEE

China Wi-Max currently does not have an Executive Committee.

AUDIT COMMITTEE

China Wi-Max currently does not have an Audit Committee. When formed, the Audit Committee will be comprised solely of directors who are independent and financially competent, as required by the Securities Exchange Act of 1934, which, as amended, China Wi-Max refers to as the Securities Exchange Act. At least one member of the committee will have accounting or related financial management expertise.

PREVIOUS "BLANK CHECK" OR "SHELL" COMPANY INVOLVEMENT

Management of the Company has not been involved in prior private "blank-check" or "shell" companies.

CONFLICTS OF INTEREST - DIRECTORS

The directors of China Wi-Max, who are not employed full-time, may not devote more than a portion of their time to the affairs of the Company. There may be occasions when the time requirements of China Wi-Max's business conflict with the demands of their other business and investment activities. Experienced directors of public companies, particularly those doing business in China, are difficult to engage due to expertise/experience issues and liability, and may not be readily available to be engaged, leaving the Company lacking in experienced directors.

CONFLICTS OF INTEREST - OTHER

Certain officers and directors of China Wi-Max may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. Additionally, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. At the date of this amendment to Form 10, there are no current conflicts of interests involving any of our directors or executive officers as to any known business conflicts of our business. No member of management is currently an officer/director or affiliate with any other public or private company that is currently, or is planning to be in a competitive business. (COMMENT #8)



























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                                       48

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to officers and board members during the fiscal years ended December 31, 2007, 2006 and 2005. The table sets forth this information for China Wi-Max, including salary, bonus, and certain other compensation to the Board members and named executive officers for the past three fiscal years and includes all Board Members and Officers as of November 24, 2008.

                      SUMMARY EXECUTIVES COMPENSATION TABLE
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
                                                                     Non-equity      Non-qualified
                                                                     incentive       deferred
                                                 Stock     Option    plan            compensation All other
                              Salary    Bonus    awards    awards    compensation    earnings     compensation    Total
Name & Position      Year     ($)       ($)      ($)       ($)       ($)             ($)          ($)             ($)
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Dr. Allan            2007     0         0        $20,000   0         0               0            $42,000         $62,000
Rabinoff, Chairman   2006     0         0        $1,500    0         0               0            0               $1,500
and Executive        2005     0         0        0         0         0               0            0               0
Director(1)
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
George E. Harris,    2007     0         0        0         0         0               0            0               0
President, CFO and   2006     0         0        0         0         0               0            0               0
Director(2)          2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Buck Krieger,        2007     0         0        0         0         0               0            $20,975         $20,975
Director (3)         2006     0         0        0         0         0               0            $800            $800
                     2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Daniel Najor,        2007     0         0        0         0         0               0            0               0
Director(4)          2006     0         0        0         0         0               0            0               0
                     2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------
Jenny Wang, Chief
Administrative       2007     0         0        $13,400   0         0               0            $21,000         $34,400
Officer and          2006     0         0        $100      0         0               0            0               $100
Director (5)         2005     0         0        0         0         0               0            0               0
-------------------- -------- --------- -------- --------- --------- --------------- ------------ --------------- ----------

--------------------
(1) During the year ended December 31, 2006, Dr. Rabinoff received 1,500,000 shares of common stock valued at $1,500 for his services. During the year ended December 31, 2007, Dr. Rabinoff received 1,325,000 shares of common stock valued at $20,000 as compensation for his services. Mr. Rabinoff received $42,000 for his services as a director for China Wi-Max. On March 1, 2008, Mr. Rabinoff entered into an employment agreement with China Wi-Max, prior to that Mr. Rabinoff did not receive a salary.

(2) In January 2008, Mr. Harris received 200,000 shares of common stock, valued at $50,000 as a signing bonus in connection with the employment agreement he executed at that time. Prior to January 1, 2008, Mr. Harris did not receive a salary from China Wi-Max.

(3) During the year ended December 31, 2006, Mr. Krieger received 800,000 shares of common stock for services contributing the formation of China Wi-Max; these services were valued at $800. During the year ended December 31, 2007, Mr. Krieger received cash of $19,975 in connection with his services and 1,000,000 shares of common stock valued at $1,000.

(4) In March 2008, Mr. Najor was issued 50,000 shares of common stock valued at $12,500 for his services.

(5) During the year ended December 31, 2006, Ms. Wang was issued 100,000 shares of common stock valued at $100 for services. During the year ended December 31, 2007, Ms. Wang received 950,000 shares of common stock valued at $13,400 as compensation for her services. In addition, Ms. Wang received $21,000 in cash for her services as a director of the Company.

                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

In February 2008, China Wi-Max implemented a Corporation Stock Option Plan. The Board of Directors has set aside 4,000,000 shares of its common stock to be issued under Corporation Stock Option Plan. During the years ended December 31, 2007 and 2006, the Board did not grant or issue any options under the Corporation Stock Option Plan. During the nine months ended September 30, 2008, options exercisable for 2,200,000 shares were granted.

The options have a term of five years and an exercise price of $0.25 per share. The options all have vesting rates. At November 24, 2008, 581,250 shares have vested in full. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

On January 1, 2008, China Wi-Max entered into an employment agreement with Mr. George Harris to serve as the President and Chief Financial Officer of China Wi-Max. Mr. Harris's employment agreement has a term of three years and provides for Mr. Harris to receive a base salary of $10,000 per month. The employment agreement does provide for the possibility of $5,000 per month being deferred, as necessary, and that the deferred salary may be converted into common stock at a rate of $0.25 per share. In addition, upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. In addition, pursuant to Mr. Harris's employment agreement, Mr. Harris received a signing bonus of 200,000 shares of China Wi-Max's common stock.

On January 1, 2008, Mr. Harris was issued an option exercisable for 500,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 200,000 on the grant date, 100,000 on each anniversary of the effective date of the employment agreement. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

On March 1, 2008, China Wi-Max entered into an employment agreement with Dr. Allan Rabinoff to serve as the Executive Director - China Business Development. Dr. Rabinoff's employment agreement has a term of three years and provides for Dr. Rabinoff to receive a base salary of $10,000 per month. The employment agreement provides that the base salary upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. Vesting is accelerated in connection with a change in control or termination.

On March 1, 2008, Dr. Rabinoff was issued an option exercisable for 600,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

In connection with the employment agreements, generally, the Company terminates the employment agreement at any time with cause. The employee has the right to terminate the employment agreement at any time with good reason. In the event, the Company terminates an employment agreement for cause or the employee terminates his or her employee agreement with good reason, all of such employee's rights to compensation would cease upon the date of such termination. If we terminate an employment agreement without cause, then such employee terminates his employment agreement for cause, or in the event of a change in control, we are required to pay to such employee all compensation and other benefits that would have accrued and/or been payable to that employee during the full term of the employment agreement.

A change of control is considered to have occurred when, as a result of any type of corporate reorganization, execution of proxies, voting trusts or similar arrangements, a person or group of persons (other than incumbent officers, directors and our principal stockholders) acquires sufficient control to elect more than a majority of our board of directors, acquires 50% or more of our voting shares, or we adopt a plan of dissolution of liquidation. The employment agreement also include a non-compete and nondisclosure provisions in which each employee agrees not to compete with or disclose confidential information regarding us and our business during the term of the employment agreement and for a period of one year thereafter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Through December 31, 2007, the China Wi-Max Board of Directors in its entirety acted as the Compensation Committee for China Wi-Max. Dr. Rabinoff is the Chairman of the Company. As of February 26, 2008, a Compensation Committee was established.

STOCK OPTION AWARD AND COMPENSATION PLAN

China Wi-Max, in February 2008, adopted an incentive stock option plan pursuant to which the Board of Directors may grant options to key employees, consultants, and others to purchase up to 4,000,000 shares of the Company's common stock. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the Board of Directors and will expire no later than the fifth anniversary of the date of grant. As of November 24, 2008, 2,200,000 options with an exercise price of $0.25 had been granted to key officers, directors, employees and advisors. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

DIRECTOR COMPENSATION

The Company does not pay any Directors fees for meeting attendance. An Audit Committee has yet to be established therefore no compensation has been paid for this function.

LIMITATION ON LIABILITY AND INDEMNIFICATION

China Wi-Max is a Nevada corporation. Nevada Revised Statutes (NRS) provide that a Nevada corporation's Articles of Incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in the NRS (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. China Wi-Max articles of incorporation contain a provision eliminating the personal liability of directors to China Wi-Max or China Wi-Max shareholders for monetary damages to the fullest extent provided by the NRS.

The NRS provides that a Nevada corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. China Wi-Max articles of incorporation do not contain any such limitation.

The NRS provides that a Nevada corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

Under the NRS, unless otherwise provided in the articles of incorporation, a Nevada corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its Board of Directors or shareholders, or contract. China Wi-Max articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of China Wi-Max to the full extent permitted by Nevada law.

China Wi-Max articles of incorporation also provide that China Wi-Max may purchase and maintain insurance on behalf of any person who is or was a director or officer of China Wi-Max or who is or was serving at the request of China
Wi-Max as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not China Wi-Max would have the power to indemnify him or her against such liability.

                      EQUITY COMPENSATION PLAN INFORMATION

China Wi-Max, in February 2008, adopted an incentive stock option plan pursuant to which the Board of Directors may grant options to key employees, consultants, and others to purchase up to 4,000,000 shares of the Company's common stock. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the Board of Directors and will expire no later than the fifth anniversary of the date of grant. As of November 24, 2008, 2,200,000 options with an exercise price of $0.25 had been granted to key officers, directors, employees and advisors. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of November 24, 2008 regarding the equity compensation plan (including individual compensation arrangements) under which shares of China Wi-Max's common stock are authorized for issuance. No class of our securities other than our common stock or options to purchase our common stock is authorized for issuance under any of our equity compensation plans.


                                                NUMBER OF          WEIGHTED-AVERAGE       NUMBER OF SECURITIES
                                             SECURITIES TO BE      XERCISE PRICE OF      REMAINING AVAILABLE FOR
                                               ISSUED UPON           OUTSTANDING          FUTURE ISSUANCE UNDER
                                               EXERCISE OF         PTIONS, WARRANTS        EQUITY COMPENSATION
                                               OUTSTANDING            AND RIGHTS            PLANS (EXCLUDING
                                             PTIONS, WARRANTS            (B)             SECURITIES REFLECTED IN
                                                AND RIGHTS                                     COLUMN (A)
              PLAN CATEGORY                        (A)                                             (C)

Equity compensation plans approved by
security holders                                             0                    --                            0
Equity compensation plans not approved by
security holders                                     2,200,000      $           0.25                    1,800,000
                                               ----------------     -----------------     ------------------------
Total                                                2,200,000      $           0.25                    1,800,000

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 1, 2008, China Wi-Max entered into an employment agreement with Mr. George Harris to serve as the President and Chief Financial Officer of China Wi-Max. Mr. Harris's employment agreement has a term of three years and provides for Mr. Harris to receive a base salary of $10,000 per month. The employment agreement does provide for the possibility of $5,000 per month being deferred, as necessary, and that the deferred salary may be converted into common stock at a rate of $0.25 per share. In addition, upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month. In addition, Mr. Harris's employment agreement received a signing bonus of 200,000 shares of China Wi-Max's common stock.

On March 1, 2008, China Wi-Max entered into an employment agreement with Dr. Allan Rabinoff to serve as the Executive Director of Chinese Business Development. Dr. Rabinoff's employment agreement has a term of three years and provides for Dr. Rabinoff to receive a base salary of $10,000 per month. The employment agreement provides that the base salary upon the earlier occurrence of the closing of financing of at least $4 million or December 31, 2008, the base salary will increase to $15,000 per month.

On January 1, 2008, Mr. Harris was issued an option exercisable for 500,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 200,000 on the grant date, 100,000 on each anniversary of the effective date of the employment agreement. Vesting is accelerated in connection with a change in control or termination of the employment agreement.

In December 2007, Mr. Harris purchased a $5,000 Convertible Promissory Note, as part of the Convertible Note Offering. The note is due December 31, 2008 and is convertible in shares of common stock at $0.25 per share.

On March 1, 2008, Dr. Rabinoff was issued an option exercisable for 600,000 shares under the Corporation Stock Option Plan in connection with his employment agreement. The option has an exercise price of $0.25 per share and a term of five years. The option vests at a rate of 75,000 shares with the completion of acquisitions of both the fiber assets and spectrum license in each of the remaining 8 targeted cities of the business plan.

On March 1, 2008, Mr. Daniel Najor, a Director of China Wi-Max, was issued an option exercisable for 450,000 shares under the Corporation Stock Option Plan. The option has an exercise price of $0.25 per share and a term of 5 years. The option vests at a rate of 18,750 shares per month. Mr. Najor received the option as payment for his services.

During the years ended December 31, 2007 and 2006 and the period of January 1, 2008 through September 30, 2008, the following officers and directors of China Wi-Max received shares of common stock in the following amounts for the reasons as stated below.

--------------------------------------------- ----------------- ----------------- ----------------------------
                    NAME                      NUMBER OF SHARES   VALUE OF STOCK       REASON FOR ISSUANCE
--------------------------------------------- ----------------- ----------------- ----------------------------
YEAR ENDED DECEMBER 31, 2006
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            800,000             $800                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Officer and Director        1,500,000           $1,500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang, Director                              100,000             $100                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
YEAR ENDED DECEMBER 31, 2007
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang, Director                              200,000             $200                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Director                      750,000             $750                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang                                        100,000             $100                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Buck Krieger, Director                            500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff, Director                      500,000             $500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Dr. Allan Rabinoff                                 75,000          $18,750                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------
Jenny Wang                                         50,000          $12,500                 Services
--------------------------------------------- ----------------- ----------------- ----------------------------

                                       54

--------------------------------------------- ----------------- ----------------- ----------------------------
                    NAME                      NUMBER OF SHARES   VALUE OF STOCK       REASON FOR ISSUANCE
--------------------------------------------- ----------------- ----------------- ----------------------------

JANUARY 1, 2008 THROUGH SEPTEMBER 30, 2008

--------------------------------------------- ----------------- ----------------- ----------------------------
George Harris, President, Chief Financial         200,000           $50,000           Signing Bonus with
Officer and Director                                                                 Employment Agreement
--------------------------------------------- ----------------- ----------------- ----------------------------
Daniel Najor, Director                             50,000           $12,500                Services
--------------------------------------------- ----------------- ----------------- ----------------------------

ITEM 8.  LEGAL PROCEEDINGS

China Wi-Max anticipates that it (including any subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings and China Wi-Max cannot assure that their ultimate disposition will not have a materially adverse effect on China Wi-Max business, financial condition, cash flows or results of operations. There are no such claims or legal proceedings as of November 24, 2008.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

There is no current public trading market for the common stock and there is no assurance that one will develop in the near future, if ever. China Wi-Max will seek application to be listed on the over-the-counter bulletin board trading facility ("OTCBB") concurrent with filing this Form 10. The Company cannot assure that its shares will trade at or above the Company's net asset value.

HOLDERS

There are approximately 37 holders of record of China Wi-Max common stock as of November 24, 2008.

DIVIDEND POLICY

Holders of China Wi-Max common stock are entitled to receive such dividends as may be declared by China Wi-Max's Board of Directors. China Wi-Max has not declared or paid any dividends on China Wi-Max common shares and does not plan on declaring any dividends in the near future. China Wi-Max currently intends to use all available funds to finance the operation and expansion of its business.

SHARES ELIGIBLE FOR FUTURE SALE

As of November 24, 2008, China Wi-Max currently has 10,394,000 shares of common stock outstanding. A current shareholder who is an "affiliate" of China Wi-Max, defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with China Wi-Max will be required to comply with the resale limitations of Rule 144.

Of these shares a total of 10,044,000 shares have been held for six months or more and are eligible for resale under Rule 144 assuming the Company has been a reporting company for 90 days. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about China Wi-Max. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

CONVERTIBLE NOTES
NOTES DUE DECEMBER 31, 2008, CONVERTIBLE AT $.25 INTO COMMON SHARES
------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Adis, Donald P.
574 Eagle Nest Ct.
Golden, Colorado 80401-0907                           1                            $55,000              4-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Adis, Kathryn
574 Eagle Nest Ct.
Golden, Colorado 80401-0907                           1                            $12,500              9-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Barba, Ronald
2 Gate Field Dr.
Greenwich, Connecticut 06831                          1                            $25,000              6-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Beilenson, Larry
1705 Bristol Ridge Ct.
Chesterfield, MO 63017                                1                             $5,300             1-Jan -08
------------------------------------------ ------------------------- ---------------------- ---------------------
Blanchard, Lawrence
4101 Sulgrave Rd.
Richmond, Virginia 23221                              1                             $5,000              2-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Bollinger, George
219 Canyon Point Circle
Golden, Colorado 80403                                1                            $25,050             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Charleville, Joe L.
2036 Pheasant Run Dr.
St. Louis, Missouri 63043                             1                            $15,000              5-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Clooney, Donald
1149 Templeton Pl.
Chesterfield, Missouri 63019-8412                     1                            $20,000              3-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Doss, Sara
6217 Rhodes Ave.
St. Louis, Missouri 63109-3416                        1                             $5,000              2-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Doss, Stephen
6217 Rhodes Ave.
St. Louis, Missouri 63109-3416                        1                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       56

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Hahn, Owen
9356 N. Waverly Dr.
Milwaukee, Wisconsin 53217                            1                            $40,000             26-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Harris, George
PO Box 3568
Copper Mountain, Colorado 80443                       1                             $5,000              6-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Heidlebaugh,  Shawn
1632 Forest Park
Findlay, Ohio 45840                                   1                            $10,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hombs, Roy
111 E. Broadway, Ste 340
Columbia, Missouri 65203                              1                            $25,000              6-Aug-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jacobs, Michael
1120 Lincoln St., Apt 2
Denver, CO 80203                                      1                            $25,050             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Jatho, David
4904 Ct Rd 343
Fulton, Missouri 65251                                1                           $107,500             19-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jordan, R. Thomas
1833 Lowell Ln.
Ft. Collins, Colorado 80524                           1                           $100,000             23-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Jordan, Thomas
1833 Lowell Ln.
Fort Collins, CO 80524                                1                            $25,000             10-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Kretz, John
2814 Invale Dr.
Glendale, CA 91208                                    1                            $75,000             22-Jan-08
------------------------------------------ ------------------------- ---------------------- ---------------------
Lee, Charles
8343 Acuff Ln.
Lenexa, Kansas 66215                                  1                             $5,000             15-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
McAdams, Gary
8480 E Orchard Rd., Suite 3600
Greenwood Village, CO 80111                           1                           $100,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Mitchell, Sam & JoAnn
8214 Mayhews Landing Rd.
Newark, California 94560                              1                             $5,000             15-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
DLN Financial
1625 Highland Dr.
Solana Beach, California
92075-2124                                            1                            $30,000              5-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
O'Connor, Judith
3321 Steeple Hill
St. Charles, Missouri 63301                           1                             $5,000              7-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Scott, Pat & Karon
8085 S. Niagara Way
Centennial, Colorado 80112                            1                             $5,000              7-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       57

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Shanker, Marcia
10805 W. 142st St.
Overland Park, Kansas 66221                           1                            $10,000             10-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Stein, Patricia
12323 Fox Lake Ct.
Fairfax, Virginia 22033                               1                             $2,500              4-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Stern, Aron
3482 Corte Clarita
Carlsbad, California 92009                            1                             $3,000              5-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Torson, Robert D.
2064 Vista Dr.
Loveland, Colorado 80538                              1                            $10,000              2-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Young, Robert
PO Box 980517160
Calle Serena,
Rancho Sante Fe, California 92087-4805                1                            $50,000              1-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
TOTAL ACCREDITED INVESTORS                            30                          $810,900
                                           ========================= ======================

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Dyall, John
1450 Pepperhill Dr.
Florissant, Missouri 63033                            2                             $5,000             28-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Dyall, John
1450 Pepperhill Dr.
Florissant, Missouri 63033                            2                             $4,000             19-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------

Erickson, Marlowe
8419 Cornell Ave.
St. Louis, Missouri 63132-4905                        2                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Finnen, Martha
1945 S. Jay Ct.
Lakewood, Colorado 80227                              2                             $5,000             14-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gibbons, Eileen
3703 S. Edmunds St., #37
Seattle, Washington 98118                             2                             $2,500              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gieseking, Linda
2323 Wellington Estates Dr.
Chesterfield, Missouri 63017                          2                             $5,000             30-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Gill, Timothy
7650 Windy Ct.
Arvada, Colorado 80007                                2                             $5,000             24-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       58

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Haas, Michael
2148 Pino Cir.
Erie, Colorado 80516                                  2                             $5,000             10-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Harper, Glenn H.
PO Box 481084
Denver, Colorado 80248                                2                             $2,500              3-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Beth
919 2nd Ave. West #202
Seattle, Washington 98119                             2                             $5,000             10-Aug-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Mark
#3 Berry Patch Ln.
Columbia, Illinois 62236                              2                             $2,500             18-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Hrdlicka, Paul
2327 Principia Dr.
Maryland Heights, Missouri 63043-1436                 2                             $2,500             22-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Johnson, Anthony
23431 Toronja Corte
Corona, California 92883                              2                            $10,000             19-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Johnson, Kevin
4132 N. Menomonee River Pkwy
Wauwatosa, Wisconsin 53222-1134                       2                             $3,000             30-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Lueken, Patricia
6036 Highfield Rd.
St. Louis, Missouri 63109-3374                        2                             $5,000              1-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Marden, Richard
313 Old Dominion Ave.
Herndon, Virginia 20170                               2                             $2,500             28-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Miller, Ann
751 Muir View Dr.
Ballwin, Missouri 63011                               2                             $5,000              5-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Milliken, Mark
PO Box 4923585 Homestead Dr. Edwards,
Colorado 81632-4923                                   2                             $5,000             16-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Moore, Brian
5950 Golden Pond
Villa Ridge, Missouri 63089                           2                             $8,900              3-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nedelcovych, Mima
2791 Centerboro Dr., #488
Vienna, Virginia 22181                                2                             $5,000             26-Jul-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nelson, Robert A.
4 Anglers Ln.
Defiance, Missouri 63341                              2                            $15,000              6-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Nikolaisen, Lynn
8808 Pardee Forest Dr. #C
St. Louis, Missouri 63123                             2                             $2,500             20-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Pantaleo, Riccardo
9337 Waterfall Glen Blvd.
Darien, Illinois 60561                                2                             $5,000             13-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------

                                       59

------------------------------------------ ------------------------- ---------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *           INVESTMENT AMOUNT      INVESTMENT DATE
------------------------------------------ ------------------------- ---------------------- ---------------------
Peterson, Ronald
423 S.E. Gilham Ave.
Portland, Oregon 97215                                2                             $6,500              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Rosen, Judy H.
14569 Benefit St., #307
Sherman Oaks, California 91403                        2                             $5,000              9-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Ross, Robert A.
1608 S. Chester Ct.
Denver, Colorado 80247                                2                            $12,500              5-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Rudeen, Beverly
314 Overdale Rd.
Pittsburgh, Pennsylvania
15221-4436                                            2                             $6,000             31-Oct-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Smith, Kathy
16592 W. 61st. Pl.
Golden, Colorado 80403                                2                             $2,500             17-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Smith, Richard
16592 W. 61st Pl.
Golden, Colorado 80403                                2                             $2,500             15-Apr-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wang, Qingwen
36 Plateau
Aliso Veijo, California 92656                         2                            $20,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wang, Sharon & Qi
8552 S Miller Ct.
Littleton, Co 80127                                   2                             $5,000             29-Nov-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Wedlake, David
W357 Delafield Rd.
Oconomowoc, WI 53066                                  2                            $10,000              4-Dec-07
------------------------------------------ ------------------------- ---------------------- ---------------------
Ziegler, Sally
509 W. Dean Ct.
Fox Point, Wisconsin 53217-2640                       2                             $7,500             27-Sep-07
------------------------------------------ ------------------------- ---------------------- ---------------------
TOTAL UN-ACCREDITED INVESTORS                         32                          $193,400
                                           ------------------------- ----------------------
TOTAL INVESTORS                                       62                        $1,004,300
                                           ========================= ======================
* Investor type 1 is accredited and type 2 is un-accredited

-----------------------------------------------------------------------------------------------------------------

NOTES DUE DECEMBER 31, 2009, CONVERTIBLE AT $.50 INTO COMMON SHARES
------------------------------------------ ------------------------- ----------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *                 AMOUNT                  DATE
------------------------------------------ ------------------------- ----------------------- ---------------------
Ron  Barba
2 Gatefield Dr.
Greenwich, CT 6831                                    1                             $50,000             17-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Steven Hanson
206 Spring Dr.
NYC, NY 10012                                         1                            $300,000             17-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Yves Roumier
11919 E. Ida Pl.
Englewood, CO 80111                                   1                             $50,000             21-Mar-07
------------------------------------------ ------------------------- ----------------------- ---------------------

                                       60

------------------------------------------ ------------------------- ----------------------- ---------------------
        INVESTOR NAME AND ADDRESS                 INV TYPE *                 AMOUNT                  DATE
------------------------------------------ ------------------------- ----------------------- ---------------------
Christopher Virtue
672 N E 21 Ave
Deerfield Beach, FL 33441                             1                             $50,000             20-Mar-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Brian & Marie Millikin
2380 Bougainvillea Circle
Corona, CA 92879                                      1                             $65,000              1-Apr-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Judy Rosen
14569 Benefit St., #307
Sherman Oaks, CA 91403                                1                             $10,000             20-May-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Christopher Virtue
672 N.E. 21st Ave.
Deerfield Beach, FL  33441                            1                            $100,000             23-May-08
------------------------------------------ ------------------------- ----------------------- ---------------------
David Wedlake
W357 Delafield Road
Oconomowoc, WI 53066                                  1                             $20,000             3-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
National Home Vision, Inc.
1151 Bowes Rd., Suite B
Lowell, MI  49331                                     1                             $10,000            12-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
James and Jewel A. Allen
1500 Fox Moon Court
Jefferson City, MO 65109                              1                             $25,000            24-June-08
------------------------------------------ ------------------------- ----------------------- ---------------------
John Kretz
2814 Invale Drive
Glendale, CA  91208                                   1                             $75,000            29-July-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Steven Hanson
206 Spring Drive
New York City, NY  10012                              1                            $150,000            30-July-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                            $110,000          29-August-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                             $38,200       30-September-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                             $14,000          6-October-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Dyall, John
1450 Pepperhill Drive
Florissant, Missouri 63033                            2                             $10,000         24-October-08
------------------------------------------ ------------------------- ----------------------- ---------------------
Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                             $30,000         27-October-08
------------------------------------------ ------------------------- ----------------------- ---------------------

Ralph Ruschel
5505 Sonoma Road
Bethesda, MD  20817                                   1                            $152,800        20-November-08
------------------------------------------ ------------------------- ----------------------- ---------------------
TOTAL INVESTORS                                       13                         $1,260,000
                                           ========================= =======================

------------------------------------------------------------------------------------------------------------------
* Only existing or accredited investors are accepted in this raise.

                                       61

COMMON SHARES ISSUED

COMMON SHARES ISSUED AT PAR VALUE
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63122                   September 25, 2006                $800  Services (1)           $0.001     800,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63067                    September 25, 2006                $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Owen Hahn
9356 N Waverly Dr.
Bayside, WI 53217                    September 25, 2006                $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53092                     September 28, 2006              $1,500  Services (1)           $0.001   1,500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Iain Stewart
2518 Stonecrest Dr.
Fort Collins, CO 80521               September 28, 2006                $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80123                     September 28, 2006                $100  Services (3)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91403               September 28, 2006                 $25  Services (1)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63011                    September 28, 2006                 $20  Services (5)           $0.001      20,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Joseph  Charleville
2036 Pheasant Run
Maryland Heights, MO 63043           September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63377                  September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Henry Zaks
11649 Port Washington Rd., Suite
224
Mequon, WI 53092                     September 28, 2006                $600  Services (1)           $0.001     600,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Roy Hombs
2100 Garnet Drive
Columbia, MO 63202                   September 28, 2006                 $20  Services (3)           $0.001      20,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65251                     September 28, 2006                  $5  Services               $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63378                  September 28, 2006                 $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       62

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80124                     November 6, 2006                  $100  Services (3)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60540                 November 29, 2006                 $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63012                    December 26, 2006                  $10  Services (5)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Donald Clooney
1149 Templeton Place
Town and Country, MO 63017           December 26, 2006                  $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91404               January 2, 2007                     $5  Services (1)           $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63379                  December 26, 2006                   $5  Services               $0.001       5,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60541                 February 5, 2007                  $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Beverly Harris
P. O. Box 3568
Copper Mountain, CO 80443            February 5, 2007                   $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Neslo Ventures C/0 Mark Olson
P.O. Box 1382
O'Fallon, MO 63366                   February 12, 2007                  $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Donald Woodlee
6860 S. Yosemite Ct. Ste 2000
Centennial, CO 80112                 February 12, 2007                  $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100085                February 12, 2007                 $200  Services (4)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
James Xu
Room 104, Building 71,
Qiu-Shi-Cun,
Hangzhou City, China 310013          February 13, 2007                  $50  Services (2)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Thomas Wong
1611 Locust, #203
St, Louis, MO 63103                  May 1, 2007                        $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63069                    May 22, 2007                      $200  Services (2)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Roy Hombs
2100 Garnet Drive
Columbia, MO 63202                   May 1, 2007                        $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65252                     May 1, 2007                        $50  Services (3)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       63

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
David Jatho
4904 Court Road 343
Fulton, MO 65253                     May 1, 2007                        $15  Services (3)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91405               May 1, 2007                        $10  Services (1)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63013                    May 1, 2007                        $10  Services (5)           $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63376                  May 1, 2007                        $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60542                 May 22, 2007                      $200  Services (1)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91406               May 22, 2007                       $15  Services (1)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63014                    May 22, 2007                       $25  Services (5)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80125                     May 1, 2007                       $200  Services (3)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63015                    May 31, 2007                       $15  Services (5)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100086                May 31, 2007                      $150  Services (4)           $0.001     150,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Brian D. Beers
15251 Peppermill Drive
Chesterfield, MO 63005               May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
James Harter
933 Kiefer Trails Drive
Ballwin, MO 63021                    May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Steve Broadbent
920 Plaza Dr, Suite G
St Clair, MO 63077                   May 31, 2007                       $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63016                    May 31, 2007                       $15  Services (5)           $0.001      15,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53093                     May 31, 2007                      $750  Services (1)           $0.001     750,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63123                   May 31, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------

                                       64

------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                                                                                 PRICE      NUMBER OF
   NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED     CONSIDERATION    SERVICE PROVIDED   PER SHARE    SHARES
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Henry Zaks
11649 Port Washington Rd., Suite
224
Mequon, WI 53093                     May 31, 2007                      $300  Services (1)           $0.001     300,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63068                    May 31, 2007                      $100  Services (2)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60543                 May 31, 2007                      $100  Services (1)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63017                    May 31, 2007                       $50  Services (5)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Frank Jia
7-3-7#, No 102, Youyi Road,
Haidian District
Beijing, China 100087                June 2, 2007                      $200  Services (4)           $0.001     200,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60544                 June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Buck Krieger
12 Shari Dr.
St Louis, MO 63124                   June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Allan Rabinoff
11649 Port Washington Rd., Suite
224
Mequon, WI 53094                     June 4, 2007                      $500  Services (1)           $0.001     500,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Chris Watson
P.O. Box 398, 228 E. Union St.
Pacific, MO 63070                    June 4, 2007                      $100  Services (2)           $0.001     100,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Paul Murphy
459 Sovereign Court
Ballwin, MO 63018                    June 4, 2007                       $50  Services (1)           $0.001      50,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Michael Kalbs
14569 Benefit St.  #307
Sherman Oaks, CA 91407               June 4, 2007                       $25  Services (1)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Richard Smith
16592 W. 61st Place
Golden, CO 80403                     October 22, 2007                   $25  Services (3)           $0.001      25,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
William Hanks
38 W. Sunnyside Drive
St Peters, MO 63380                  October 22, 2007                   $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
Sam Stein
6455 N. Garden Grove Lane
Glendale, WI 53209                   December 31, 2007                  $10  Services               $0.001      10,000
------------------------------------ ---------------------- ---------------- ------------------- ---------- -----------
                                     TOTAL PAID                      $9,045        TOTAL SHARES              9,045,000
-----------------------------------------------------------------------------------------------------------------------

(1) Contributing  to the  formation  of the Company
(2) Providing  advice on technological matters and researching broadband sector
(3) Providing advice on strategic issues, technology market trends and financial and capital markets.
(4) Providing market and asset negotiation and acquisition services in China
(5) Marketing and internet design services

COMMON SHARES ISSUED AT $.25 PER SHARE

------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
    NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED    CONSIDERATION   SERVICE PROVIDED   PRICE         NUMBER OF
                                                                                                PER SHARE      SHARES
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Lupe Duenas
10642 Essex Court
Mequon, WI 53092                      October 4, 2007                $2,500  Services               $0.25           10,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Aron Stern
3482 Corte Clarita
Carlsbad, CA 92009                    October 4, 2007                $2,500  Services               $0.25           10,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Leo Kutz
9 Tulip Drive
St Louis, MO 63119                    December 10, 2007             $25,000  Services (2)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Leo Kutz
9 Tulip Drive
St Louis, MO 63120                    December 10, 2007              $5,000  Services (2)           $0.25           20,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Frank Jia
7-3-7#, No 102, Youyi Road, Haidian
District
Beijing, China 100085                 December 11, 2007             $25,000  Services (3)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Allan Rabinoff
11649 Port Washington Rd. #224
Mequon, WI 53092                      December 11, 2007             $18,750  Services (3)           $0.25           75,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Jenny Wang
24W 565 Eugenia Dr.
Naperville, IL 60540                  December 11, 2007             $12,500  Services (3)           $0.25           50,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Phil Allen
7130 W. Stetson Pl  #25
Denver, CO 80123                      December 31, 2007             $25,000  Services (3)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
George Harris
P. O. Box 3568
Copper Mountain, CO 80443             January 1, 2008               $50,000  Services (3)           $0.25          200,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Benjamin Edmonds
4883 Foster Road
Elbridge, NY 13060                    January 2, 2008                $9,750  Services (2)           $0.25           39,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Michael Barber
4627 Torrey Circle Unit P-202
San Diego, CA 92130                   February 1, 2008              $25,000  Services (2)           $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Daniel Najor
1625 Highland Cove
Solana Beach, CA 92075                March 1, 2008                 $12,500  Services (2)           $0.25           50,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
David Gao
Suit 818, Tower 2, Bright China
Chang An Building, 7 Jianguomen Nei
Street
Beijing, China 100005                 March 12, 2008                 $1,250  Services               $0.25            5,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Barba, Ronald
2 Gate Field Dr.
Greenwich, Connecticut 06831          May 5, 2008                   $35,000  Services (2)            $.25          140,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------

                                       66

------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
    NAME AND ADDRESS OF INVESTOR       DATE SHARES ISSUED    CONSIDERATION   SERVICE PROVIDED   PRICE         NUMBER OF
                                                                                                PER SHARE      SHARES
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
Frank Jia
7-3-7#, No 102, Youyi Road, Haidian
District
Beijing, China 100085                 June 9, 2008                  $25,000    Services (3)         $0.25          100,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------

Frank Jia
7-3-7#, No 102, Youyi Road, Haidian
District
Beijing, China 100085                 November 17, 2008             $62,500    Services (3)         $0.25          250,000
------------------------------------- --------------------- ---------------- ------------------ ---------- ----------------
                 Total Consideration                               $337,250        Total Shares                  1,349,000

     (1) Providing advice on technological matters and researching broadband sector
     (2) Providing advice on strategic issues, technology market trends and financial and capital markets.
     (3)  Assistance in acquisition of Beijing fiber and wireless assets

                                                                                   GRAND TOTAL
GRAND TOTAL CONSIDERATION                                          $346,295             SHARES                  10,394,000

===================================== ===================== ================ ================== ============ ==============


EXEMPTION FROM REGISTRATION CLAIMED

All of the sales by China Wi-Max of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Act. All of the individuals and/or entities listed above that purchased the unregistered securities were all known to the Company and its management, through pre-existing business relationships, as long standing business associates, friends, and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 11. DESCRIPTION OF REGISTRANT'S COMMON STOCK REGISTERED UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

AUTHORIZED CAPITAL STOCK

The Company's authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share. As of November 24, 2008, there were 10,394,000 shares issued and outstanding. The Company has no preferred stock authorized.

COMMON STOCK

The holders of China Wi-Max common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law. The holders of China Wi-Max common stock possess all voting power. China Wi-Max articles of incorporation do not provide for cumulative voting in the election of directors. The holders of common stock are entitled to dividends, if any, as may be declared from time to time by China Wi-Max Board of Directors from funds available and are entitled to receive pro rata all assets available for distribution to such holders upon liquidation. For a more complete discussion of China Wi-Max dividend policy, please see "Dividend Policy."

The holders of China Wi-Max common stock have no preemptive rights.

Neither the Articles of Incorporation nor the By-Laws of China Wi-Max, provide for any provisions to delay or prevent a change of control of the Company through the use of shares of its common stock.


TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for China Wi-Max common stock is Mountain Share Transfer, Inc., of 1625 Abilene Dr., Broomfield, CO 80020.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Company's Articles of Incorporation and By-Laws, the Company may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in the Company's best interest. No officer or director may be indemnified, however, where the officer or director committed intentional misconduct, fraud, or an intentional violation of the law.

The Company may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, the Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding the indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to officers and directors under Nevada law, the Company is informed that, in the opinion of the Securities and Exchange
Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by the Company's officer(s), director(s), or controlling person(s) in connection with the securities being registered, it will, unless in the opinion of the Company's legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. The Company will then be governed by the court's decision.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The audited financial statements of China Wi-Max Communications, Inc. for the year ended December 31, 2007, period from July 5, 2006 (inception) through December 31, 2006, and period from July 5, 2006 through December 31, 2007, appear as pages 70 through 82. The unaudited financial statements for the three and nine months period ended September 30, 2008 and 2007 appear as pages 83 through 96.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007



                                    CONTENTS



Report of independent registered public accounting firm           72

Financial statements:

     Balance sheets                                               73

     Statements of operations                                     74

     Statements of shareholders' deficit                          75

     Statements of cash flows                                     76

     Notes to financial statements                             77-82

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
China Wi-Max Communications, Inc.

We have audited the accompanying balance sheets of China Wi-Max Communications, Inc. (a Development Stage Enterprise) as of December 31, 2007 and 2006, and the related statements of operations, shareholders' deficit, and cash flows for the year ended December 31, 2007, the period from July 5, 2006 (inception) through December 31, 2006, and the period from July 5, 2006 through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Wi-Max Communications, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the period from July 5, 2006 (inception) through December 31, 2006, and the period from July 5, 2006 through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company reported a net loss of approximately $445,000 during the year ended December 31, 2007, and has a working capital deficiency and a shareholders' deficit of approximately $825,000 and $330,000, respectively, at December 31, 2007. In addition, the Company has a limited operating history and no revenue producing operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/GHP HORWATH, P.C.

March 18, 2008
Denver, Colorado


                                              CHINA WI-MAX COMMUNICATIONS, INC.
                                              (A DEVELOPMENT STAGE ENTERPRISE)

                                                       BALANCE SHEETS



                                                           ASSETS
                                                                                                  December 31,
                                                                                   -------------------------------------------
                                                                                          2007                   2006
                                                                                   -------------------    --------------------
Current assets:
   Cash                                                                            $          182,401     $             1,116
   Receivables from issuance of common stock (Note 6)                                           2,570                   2,700
   Prepaid expenses                                                                             8,019                       -
                                                                                   -------------------    --------------------

       Total current assets                                                                   192,990                   3,816
                                                                                   -------------------    --------------------

Debt-issue costs, net                                                                           3,162

Deposits for acquisition of long-lived assets (Note 3)                                        491,666                       -
                                                                                   -------------------    --------------------
                                                                                              494,828                       -
                                                                                   -------------------    --------------------

         Total assets                                                              $          687,818     $             3,816
                                                                                   ===================    ====================


                                            LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable                                                                $           87,501     $             8,529
   Accrued interest                                                                            16,380                       -
   Convertible notes payable (Note 4)                                                         914,000                       -
                                                                                   -------------------    --------------------

         Total liabilities (all current)                                                    1,017,881                   8,529
                                                                                   -------------------    --------------------
Shareholders' deficit (Note 6):
    Common stock; $.001 par value; 50,000,000 shares authorized;
          9,770,000 and 3,825,000 shares issued and outstanding as of
         December 31, 2007 and 2006, respectively                                               9,770                   3,825
    Additional paid-in capital                                                                113,295                       -
    Deficit accumulated during the development stage                                         (453,128)                 (8,538)
                                                                                   -------------------    --------------------

       Total shareholders' deficit                                                           (330,063)                 (4,713)
                                                                                   -------------------    --------------------

                                                                                   $          687,818     $             3,816
                                                                                   ===================    ====================




                       SEE NOTES TO FINANCIAL STATEMENTS.


                                              CHINA WI-MAX COMMUNICATIONS, INC.
                                              (A DEVELOPMENT STAGE ENTERPRISE)

                                                  STATEMENTS OF OPERATIONS



                                                                                Period from                 Period from
                                                                                July 5, 2006               July 5, 2006
                                                                                (inception)                 (inception)
                                                      Year ended                  through                     through
                                                   December 31, 2007         December 31, 2006           December 31, 2007
                                                 ----------------------    -----------------------    ------------------------

Operating expenses:
  General and administrative expense             $           (426,102)     $              (8,538)     $             (434,640)
                                                 ----------------------    -----------------------    ------------------------



Other expense:

     Interest expense (Note 4)                                (18,488)                         -                     (18,488)
                                                 ----------------------    -----------------------    ------------------------


Net loss                                         $           (444,590)     $              (8,538)     $             (453,128)
                                                 ======================    =======================    ========================

Basic and diluted net loss per share             $              (0.06)     $                   *
                                                 ======================    =======================

Weighted average number of common
    shares outstanding                                      7,136,096                  1,968,611
                                                 ======================    =======================



* Less than ($0.01) per share



















                       SEE NOTES TO FINANCIAL STATEMENTS.


                                                  CHINA WI-MAX COMMUNICATIONS, INC.
                                                  (A DEVELOPMENT STAGE ENTERPRISE)

                                                 STATEMENTS OF SHAREHOLDERS' DEFICIT
                                   PERIOD FROM JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2007



                                                                                 Additional         Deficit
                                                     Common stock                  paid-in        accumulated            Total
                                           --------------------------------                        during the        shareholders'
                                               Shares            Amount            capital      development stage       deficit
                                           ---------------    -------------   ---------------    --------------    -----------------

Common stock issued for cash
between July 5, 2006 (inception)
and December 31, 2006 at par
value ($0.001 per share)                      3,825,000       $    3,825                                           $       3,825

Net loss                                                                                         $   (8,538)              (8,538)
                                           ---------------    ------------    ---------------    --------------    -----------------

Balances, December 31, 2006                   3,825,000            3,825                             (8,538)              (4,713)

Common stock issued for cash
between January and
December 2007 at par value
($0.001 per share)                            5,490,000            5,490                                                   5,490

Common stock issued for services,
valued at $0.25 per share (Note 6)              455,000              455      $    113,295                               113,750

Net loss                                                                                           (444,590)            (444,590)
                                          ---------------     ------------    --------------    --------------     ----------------

Balances, December 31, 2007                   9,770,000       $    9,770      $    113,295      $  (453,128)       $    (330,063)
                                          ===============     ============    ==============    ==============     ================
















                       SEE NOTES TO FINANCIAL STATEMENTS.



                                                        CHINA WI-MAX COMMUNICATIONS, INC.
                                                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                            STATEMENTS OF CASH FLOWS

                                                                                             Period from        Period from
                                                                                            July 5, 2006        July 5, 2006
                                                                                             (inception)         (inception)
                                                                        Year ended             through             through
                                                                    December 31, 2007     December 31, 2006   December 31, 2007
                                                                    ------------------    ----------------    ----------------
Cash flows from operating activities:
   Net loss                                                          $       (444,590)     $       (8,538)     $     (453,128)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
    Common stock issued for services                                          113,750                   -             113,750
    Amortization of debt-issue costs                                            2,108                   -               2,108
     Changes in assets and liabilities:
       Increase in prepaid expenses                                            (8,019)                  -              (8,019)
       Increase in accounts payable                                            78,972               8,529              87,501
       Increase in accrued interest                                            16,380                   -              16,380
                                                                    ------------------    ----------------    ----------------

Net cash used in operating activities                                        (241,399)                 (9)           (241,408)
                                                                    ------------------    ----------------    ----------------

Cash flows from investing activities:

    Deposits for acquisition of long-lived assets                            (491,666)                  -            (491,666)
                                                                    ------------------    ----------------    ----------------


Net cash used in investing activities                                        (491,666)                  -            (491,666)
                                                                    ------------------    ----------------    ----------------

Cash flows from financing activities:
    Proceeds from issuance of convertible notes payable                       914,000                   -             914,000
    Proceeds from issuance of common stock                                      5,620               1,125               6,745
    Debt issue costs                                                           (5,270)                  -              (5,270)
                                                                    ------------------    ----------------    ----------------

Net cash provided by financing activities                                     914,350               1,125             915,475
                                                                    ------------------    ----------------    ----------------


Net increase in cash                                                          181,285               1,116             182,401
Cash, beginning of period                                                       1,116                   -                   -
                                                                    ------------------    ----------------    ----------------

Cash, end of period                                                  $        182,401     $         1,116     $       182,401
                                                                    ==================    ================    ================

Supplemental disclosure of non-cash investing and
 financing activities:
      Receivables from issuance of common stock                     $           2,570     $         2,700     $         5,270
                                                                    ==================    ================    ================




                       SEE NOTES TO FINANCIAL STATEMENTS.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

1.   ORGANIZATION, BASIS OF PRESENTATION, GOING CONCERN AND MANAGEMENT'S PLANS:

     ORGANIZATION AND BASIS OF PRESENTATION:

     China Wi-Max Communications, Inc. (the "Company") is a development stage telecommunications broadband provider. The Company is a Nevada corporation formed in July 2006, and is focused on providing commercial customers with high bandwidth connections throughout first and second tier markets in China. For accounting purposes, the Company is classified as a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

     The Company plans to build, own, and operate metropolitan area Internet Protocol (IP)-based broadband networks using a combination of Company-owned optical fiber and licensed Wi-Max (Worldwide Interoperability for Microwave Access) capable wireless spectrum. These networks are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. The Company intends to provide value-added services such as IP transport, Internet Service Provider (ISP) services, and broadband internet access. The Company also intends to offer Voice Over Internet Protocal (VOIP) services. The Company plans to position inself to bypass the local loop facilities of the current local exchange carriers to connect enterprise customers directly to a global communications network.

     To facilitate its plans, the Company is in the process of acquiring two shell companies in China, which are to hold and control the assets acquired, and through which operations are to occur (Note 3).

     GOING CONCERN AND MANAGEMENT'S PLANS:

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of approximately $445,000 for the year ended December 31, 2007, and a working capital deficiency and shareholders' deficit of approximately $825,000 and $330,000, respectively, at December 31, 2007. The Company has a limited operating history and has no revenue producing operations. In addition, the Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

     To address its current cash flow concerns, the Company is completing a $1 million issuance of 12% convertible notes maturing in December 2008, convertible at $0.25 per share (Note 4), and is in the process of raising additional capital through a $1 million bridge loan, which consists of 10% convertible notes maturing in December 2009, convertible at $0.50 per share. Debt issuances are expected to be completed in the first and second quarter of 2008. In addition, the Company is planning a $3 to $5 million private placement of stock in mid 2008. Management anticipates that the proceeds from the bridge loan and the private placement will be used primarily to acquire long-lived assets and to begin marketing the Company's services, including the implementation of required infrastructure.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     LONG-LIVED ASSETS:

     Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations. Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.

     DEBT ISSUE COSTS:

     Debt issue costs of $5,270 are being amortized to interest expense on a straight-line basis over the term of the related debt, which matures in December 2008 (Note 4). Accumulated amortization is $2,108 as of December 31, 2007.

     CONVERTIBLE SECURITIES:

     Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 98-5, ACCOUNTING FOR
     CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES ("EITF 98-5") and EITF Issue No. 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS ("EITF 00-27"). Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense. The Company has also considered EITF No. 05-2, THE MEANING OF CONVENTIONAL CONVERTIBLE DEBT INSTRUMENTS and EITF Issue No. 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK.

     FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The fair value of the Company's cash, receivables from the issuance of common stock, accounts payable and convertible notes, approximate their carrying amounts due to the short maturities of these instruments.

     REVENUE RECOGNITION:

     The Company does not yet have any revenue-producing operations. Upon commencement of revenue-producing operations, the Company intends to recognize revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, as amended by SAB No. 104, REVENUE RECOGNITION. Consistent with the requirements of these SABs, revenue will be recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and d) collectibility is reasonably assured.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     LOSS PER SHARE:

     Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Stock options and common shares issuable upon the conversion of debt securities (3,721,520 at December 31, 2007) are not considered in the calculation, as the effect would be antidilutive. Therefore, diluted loss per share is equivalent to basic loss per share.

     STOCK BASED COMPENSATION:

     The Company has adopted the provisions of SFAS No. 123 (revised 2004), SHARE-BASED PAYMENT ("SFAS 123R"). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (generally the vesting period). The Company did not grant any options in 2007 or 2006.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (R), BUSINESS COMBINATIONS ("SFAS 141 (R)"), which becomes effective for fiscal periods beginning after December 15, 2008. SFAS No. 141 (R) requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition date fair values of the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

     In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS AN AMENDMENT OF ARB 51 ("SFAS 160") which becomes effective for fiscal periods beginning after December 15, 2008. This statement amends ARB 51 to establish accounting and reporting standards for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The statement requires ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. The statement also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest with disclosure on the face of the consolidated statement of income, of the amounts consolidated net income attributable to the parent and to the non-controlling interest. In addition, this statement establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED):

     In February 2007, the FASB issued SFAS No. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT TO FASB STATEMENT NO. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is assessing the impact that the adoption of SFAS No. 159 may have on its financial statements.

     In September 2006, the FASB issued SFAS No. 157, FAIR VALUE MEASUREMENT. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one full year for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Management is currently determining the effect, if any, that the adoption of SFAS No. 157 may have on its financial statements.

3.   DEPOSITS FOR ACQUISITION OF LONG-LIVED ASSETS AND INTERNATIONAL OPERATIONS:

     As of December 31, 2007, the Company has made non-refundable deposits totaling $491,666 with three parties in Beijing, China, in which these parties, at the direction of the Company, are to acquire long-lived assets on the Company's behalf. These long-lived assets are to consist of a 45-mile long optical fiber ring and ISP and wireless licenses. These assets are to be held by Chinese shell companies for which the Company is to acquire a 50% ownership in the Chinese company that will hold the ISP and wireless licenses and a 100% ownership interest in a second Chinese company that will hold the optical fiber assets. This corporate structure is being established to satisfy the legal and regulatory requirements of the Chinese telecommunications industry for the provision of value-added telecommunications services. The remaining projected cost of acquiring all assets and the ownership interests in the Chinese entities necessary to commence operations is estimated to be $250,000 to $500,000. The Company expects to complete these transactions in the second quarter of 2008.

     The Company's foreign operations are to be located in China. Foreign transactions will be conducted in currencies other than the U.S. dollar, primarily the Chinese Renmimbi (RMB). As a result, the Company will be exposed to movements in foreign currency exchange rates. In addition, the Company will be subject to risks including adverse developments in the foreign political and economic environment, trade barriers, managing foreign operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material negative impact on the Company's financial condition or results of operations in the future.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

4.   CONVERTIBLE NOTES PAYABLE:

     In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. Between June and December 2007, the Company issued $914,000 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders.

5.   INCOME TAXES:

     In 2007, the Company adopted FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES, AN INTERPRETATION OF FASB STATEMENT 109 ("FIN 48") The Company did not have any unrecognized tax benefits, and there was no effect on the Company's financial condition or results of operations as a result of implementing FIN 48.

     The Company files an income tax return in the U.S. federal jurisdiction, and the Company is subject to U.S. federal examinations for 2007 and 2006. Management does not believe it has any material unrecognized tax positions. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the period.

     Based on statutory rates, the Company's expected income tax benefit was approximately $151,000 and $3,000 for the year ended December 31, 2007, and the period from July 5, 2006 through December 31, 2006, respectively. The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance.


     Deferred tax assets consisted of the following at December 31, 2007 and 2006:

                                                    2007             2006
                                                -------------   --------------
       Deferred non-current tax assets:
           Loss carryforwards                   $     154,000   $        3,000
           Valuation allowance                       (154,000)          (3,000)
                                                -------------   --------------
       Net non-current deferred tax assets      $           -   $            -
                                                =============   ==============

     At December 31, 2007, the Company has net operating loss carryforwards of approximately $450,000, which expire through 2027. As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against these assets.

6.   SHAREHOLDERS DEFICIT:

     RECEIVABLES FROM ISSUANCE OF COMMON STOCK:

     AtDecember 31, 2007, the Company has a receivable for common stock issued of $2,570, which was collected in January and February 2008. At December 31, 2006, the Company had a $2,700 receivable for common stock issued, which was collected in 2007.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                    YEAR ENDED DECEMBER 31, 2007, PERIOD FROM
             JULY 5, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006, AND
               PERIOD FROM JULY 5, 2006 THROUGH DECEMBER 31, 2007

6.   SHAREHOLDERS DEFICIT (CONTINUED):

     STOCK OPTION PLAN:

     In February 2008, the Company initiated plans to implement a Corporation Stock Option Plan (the "Plan") covering up to three million shares of the Company's common stock. The exercise prices of the options granted will be determined by the Plan committee, whose members are appointed by the Board of Directors, and the exercise prices are generally to be established at the estimated fair value of the Company's common stock at the date of grant. Options are to be granted with terms not to exceed five years. Before any employee options may be delivered or exercised, the Company's shareholders must ratify the Plan.

     COMMON STOCK ISSUED FOR SERVICES:

     During 2007, the Company issued 380,000 shares of common stock to various third parties who performed services for the Company. These shares were valued at $95,000. In December 2007, the Company also issued 75,000 shares to a director/significant shareholder of the Company valued at $18,750 for services rendered. All shares issued for services were valued at $0.25 per share, which was based on the estimated fair value of the services rendered.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

           NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007

                                   (UNAUDITED)

                        CHINA WI-MAX COMMUNICATIONS, INC.
                    (A DEVELOPMENT STAGE CITYPLACEENTERPRISE)

      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (UNAUDITED)


                                    CONTENTS

Financial statements:
     Balance sheets - September 30, 2008 (Unaudited) and December 31, 2007              85

     Statements of operations (Unaudited)                                               86

     Statements of shareholders' deficit (Unaudited)                                    87

     Statements of cash flows (Unaudited)                                               88

     Notes to financial statements (Unaudited)                                       89-96



                                CHINA WI-MAX COMMUNICATIONS, INC.
                                (A Development Stage Enterprise)

                                         BALANCE SHEETS



                                                          ASSETS
                                                                               September 30,              December 31,
                                                                                   2008                       2007
                                                                             ------------------         ------------------
                                                                                 Unaudited

Current assets:
   Cash                                                                      $         120,984          $         182,401
   Receivable from issuance of common stock (Note 6)                                         -                      2,570
   Accounts receivable (Note 7)                                                         21,882                          -
   Prepaid expenses                                                                     17,765                      8,019
                                                                             ------------------         ------------------

   Total current assets                                                                160,631                    192,990
                                                                             ------------------         ------------------

Property and equipment (Note 3)                                                        506,549                          -
                                                                             ------------------         ------------------

Other assets:
  Debt-issue costs, net                                                                  1,261                      3,162
  Deposits for acquisition of long-lived assets (Note 3)                               368,042                    491,666
                                                                             ------------------         ------------------
                                                                                       369,303                    494,828
                                                                             ------------------         ------------------

         Total assets                                                        $       1,036,483          $         687,818
                                                                             ==================         ==================



                                           LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable                                                          $          45,001          $          87,501
   Accrued interest                                                                    144,397                     16,380
   Convertible notes payable (Note 4)                                                1,004,300                    914,000
                                                                             ------------------         ------------------

   Total current liabilities                                                         1,193,698                  1,017,881
                                                                             ------------------         ------------------
Non-current liabilities:
   Convertible notes payable (Note 4)                                                1,053,200                          -
                                                                             ------------------         ------------------

         Total liabilities                                                           2,246,898                  1,017,881
                                                                             ------------------         ------------------

Shareholders' deficit (Note 6):
      Common stock; $.001 par value; 50,000,000 shares authorized;
        10,144,000 and 9,770,000 shares issued and outstanding as of
        September 30, 2008 and December 31, 2007, respectively                          10,144                      9,770
      Additional paid-in capital                                                       358,736                    113,295
      Accumulated other comprehensive income                                            25,466                          -
      Deficit accumulated during the development stage                              (1,604,761)                  (453,128)
                                                                             ------------------         ------------------
     Total shareholders' deficit                                                    (1,210,415)                  (330,063)
                                                                             ------------------         ------------------

                                                                             $       1,036,483          $         687,818
                                                                             ==================         ==================


                          See notes to unaudited financial statements.


                                CHINA WI-MAX COMMUNICATIONS, INC.
                                (A Development Stage Enterprise)

                         STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                                           (Unaudited)


                                                                                                                   Period from
                                                                                                                   July 5, 2006
                                              Three months     Three months     Nine months      Nine months       (inception)
                                                 ended             ended            ended            ended           through
                                             September 30,     September 30,    September 30,    September 30,     September 30,
                                                  2008             2007             2008             2007              2008
                                            ---------------  ---------------- ---------------- ---------------------------------

Revenue                                     $       15,195   $             -   $       15,195  $             -   $       15,195
Cost of revenue                                    (11,670)                -          (11,670)               -          (11,670)
                                            ---------------  ---------------- ---------------- ----------------  ---------------
      Gross margin                                   3,525                 -            3,525                -            3,525

Operating expenses:
    General and administrative expense            (297,035)          (16,340)      (1,026,084)         (79,884)      (1,460,724)
                                            ---------------  ---------------- ---------------- ----------------  ---------------

Operating loss                                    (293,510)          (16,340)      (1,022,559)         (79,884)      (1,457,199)
                                            ---------------  ---------------- ---------------- ----------------  ---------------

Other expense:
    Interest expense (Note 4)                      (49,387)                -         (129,074)               -         (147,562)
                                            ---------------  ---------------- ---------------- ---------------------------------

Net loss                                          (342,897)          (16,340)      (1,151,633)         (79,884)      (1,604,761)

Foreign currency translation gain                   25,466                 -           25,466                -           25,466
                                            ---------------  ---------------- ---------------- ---------------------------------

Comprehensive loss                          $     (317,431)  $       (16,340) $    (1,126,167) $       (79,884)  $   (1,579,295)
                                            ===============  ================ ================ ================  ===============

Basic and diluted net loss per share        $        (0.03)  $             *  $         (0.12) $         (0.01)
                                            ===============  ================ ================ ================

Weighted average number of common
    shares outstanding                          10,105,000         9,000,000        9,959,179        6,361,319
                                            ===============  ================ ================ ================

*Less than ($0.01) per share.






                          See notes to unaudited financial statements.


                                CHINA WI-MAX COMMUNICATIONS, INC.
                                (A Development Stage Enterprise)

                               STATEMENTS OF SHAREHOLDERS' DEFICIT

                PERIODS FROM JULY 5, 2006 (INCEPTION) THROUGH SEPTEMBER 30, 2008


                                                                                            Accumulated   Deficit
                                                                             Additional       other      accumulated     Total
                                                     Common stock              paid-in     comprehensive  during the     share-
                                              -----------------------------                              development    holders'
                                                Shares            Amount       capital        income        stage       Deficit
                                              -----------      ------------  -----------    ----------  --------------------------

Common stock issued for cash between
July 5, 2006 (inception) and December
31, 2006 at par value ($0.001 per
share)                                         3,825,000       $     3,825   $        -   $         -   $         -   $     3,825

Net loss                                                                              -             -        (8,538)       (8,538)
                                              -----------      ------------  -----------  ------------  ------------  ------------

Balances, December 31, 2006                    3,825,000             3,825            -             -        (8,538)       (4,713)

Common stock issued for cash between
January and June 2007 at par value
($0.001 per share)                             5,230,000             5,230            -             -             -         5,230

Common stock issued for cash between
June and December 2007 at par value
($0.001 per share)                               260,000               260            -             -             -           260

Common stock issued for services,
valued at $0.25 per share (Note 6)               455,000               455      113,295             -             -       113,750

Net loss                                               -                 -            -             -      (444,590)     (444,590)
                                              -----------      ------------  -----------  ------------  ------------  ------------
Balances, December 31, 2007                    9,770,000             9,770      113,295             -      (453,128)     (330,063)


Shares of common stock cancelled at
par value (unaudited)                           (260,000)             (260)           -             -             -          (260)

Common stock issued for services,
valued at $0.25 per share (Note 6)
(unaudited)                                      634,000               634      157,866             -             -       158,500

Fair value of options vesting during
the period (Note 6) (unaudited)                        -                 -       87,575            -             -         87,575

Net loss (unaudited)                                   -                 -            -             -    (1,151,633)    (1,151,633)

Other comprehensive income adjustments
    Gain on foreign currency translation
    (unaudited)                                        -                 -            -        25,466             -        25,466
                                              -----------      ------------  -----------  ------------  ------------  ------------

Balances, September 30, 2008 (unaudited)      10,144,000        $   10,144   $  358,736    $   25,466   $(1,604,761)   $(1,210,415)
                                              ===========      ============  ===========  ============  ============  ============





                               See notes to unaudited financial statements.


                                CHINA WI-MAX COMMUNICATIONS,INC.
                                (A Development Stage Enterprise)

                                    STATEMENTS OF CASH FLOWS

                                           (UNAUDITED)
                                                                                                                     Period from
                                                                                                                     July 5, 2006
                                                                                                                     (Inception)
                                                                                                                       through
                                                                  Nine months ended      Nine months ended            September 30,
                                                                  September 30, 2008     September 30, 2007               2008
                                                                  --------------------   --------------------      -----------------


Cash flows from operating activities:
   Net loss                                                        $       (1,151,633)    $          (79,884)   $        (1,604,761)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
Common stock issued for services                                              158,500                 25,000                272,250
Non-cash stock option expense (Note 6)                                         87,575                      -                 87,575
Amortization of debt-issuance costs                                             1,901                      -                  4,009
   Changes in assets and liabilities:
   Increase in accounts receivable                                            (21,882)                (2,730)               (21,882)
   Increase in prepaid expenses                                                (9,746)                     -                (17,765)
   Increase (decrease) in accounts payable                                    (42,500)                22,303                 45,001
   Increase in accrued interest                                               128,017                      -                144,397
                                                                     -----------------      -----------------      -----------------

Net cash used in operating activities                                        (849,768)               (35,311)            (1,091,176)
                                                                  --------------------   --------------------      -----------------

Cash flows from investing activities:
       Purchase of property and equipment                                    (199,883)                     -               (481,083)
       Deposits for acquisition of long-lived assets                         (157,576)               (35,000)              (368,042)
                                                                  --------------------   --------------------   --------------------

Net cash used in investing activities                                        (357,459)               (35,000)              (849,125)
                                                                  --------------------   --------------------      -----------------

Cash flows from financing activities:
       Proceeds from issuance of convertible notes payable                  1,143,500                101,500              2,057,500
       Proceeds from issuance of common stock                                   2,310                  5,075                  9,055
       Debt issue costs                                                             -                      -                 (5,270)
                                                                  --------------------   --------------------      -----------------

Net cash provided by financing activities                                   1,114,810                106,575              2,061,285
                                                                  --------------------   --------------------      -----------------

Net (decrease) increase in cash                                               (61,417)                36,264                120,984
Cash, beginning of period                                                     182,401                  1,116                      -
                                                                  --------------------   --------------------      -----------------


Cash, end of period                                                $          120,984    $            37,380    $           120,984
                                                                  ====================   ====================      =================

Supplemental disclosure of non-cash investing
and financing activities:
      Receivable from issuance of common stock                     $                -    $             5,430    $                 -
                                                                  ====================   ====================      =================


                          See notes to unaudited financial statements.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)


1. Organization, basis of presentation, going concern and management's plans:

         Organization and basis of presentation:

         China Wi-Max Communications, Inc. (the "Company") is a development stage telecommunications broadband provider. The Company is a Nevada corporation formed in July 2006, and is focused on providing commercial customers with high bandwidth connections throughout first and second tier markets in China. For accounting purposes, the Company is classified as a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

         The Company is implementing plans to build, own, and operate metropolitan area Internet Protocol (IP)-based broadband networks using a combination of Company-owned optical fiber and licensed Wi-Max (Worldwide Interoperability for Microwave Access) capable wireless spectrum. These networks are designed to provide the reliability, redundancy, scalability, and other features expected of a carrier class network. The Company intends to provide value-added services such as IP transport, Internet Service Provider (ISP) services, and broadband internet access. The Company plans to position itself to bypass the local loop facilities of the current local exchange carriers to connect enterprise customers directly to a global communications network.

         In September 2008, the Company effectuated the formation and control of two wholly-owned subsidiaries in China: Beijing Yuan Shan Da Chuan Business Development Ltd. ("Da Chuan") and Beijing Yuan Shan Shi Dai Technology Ltd. ("Shi Dai"). Da Chuan has contractual agreements with two local Chinese companies to use licenses to deliver "Value Added Telecommunications Services". Shi Dai owns optical fiber assets located in Beijing and Hangzhou; Shi Dai's purchases of optical fiber assets were made at the direction of and with funding from China Wi-Max prior to consolidation. The Company began generating revenue in September 2008, when it began initial operation of its network in Beijing.

         The Company's financial statements as of September 30, 2008, and for the period from September 24, 2008 (the date at which the Company gained 100% ownership of Da Chuan and Shi Dai) through September 30, 2008, include the accounts of Da Chuan and Shi Dai.

         The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. The unaudited condensed consolidated financial statements reflect all adjustments and disclosures that are, in the opinion of management, necessary for a fair presentation. Except as described above, all such adjustments are of a normal recurring nature. The results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results expected for the year ending December 31, 2008. These interim financial statements should be read in conjunction with the financial statements and notes included in the Company's Registration Statement on Form 10/A, as filed with the SEC.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)

1. Organization, basis of presentation, going concern and management's plans (continued):

         Going concern and management's plans:

         The accompanying unaudited interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of approximately $1,152,000 for the nine months ended September 30, 2008, and a working capital deficiency and shareholders' deficit of approxi-mately $1,033,000 and 1,210,000, respectively, at September 30, 2008. The Company has a limited operating history and minimal revenue produc-ing operations. In addition, the Company does not have a revolving loan agreement with any financial institution, nor can the Company provide any assurance it will be able to enter into any such agreement in the future, or be able to raise funds through a future issuance of debt or equity. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

         To address its current cash flow concerns, the Company completed a $1 million note issuance consisting of 12% convertible notes maturing in December 2008, convertible at $0.25 per share. The Company is in the process of raising additional capital through a $1 million bridge loan, subsequently increased to $1.5 million, which consists of 10% convertible notes maturing in December 2009, convertible at $0.50 per share. The 10% convertible note debt issuance is expected to be completed in the fourth quarter of 2008. In addition, the Company is planning a $5 million private placement of stock in early 2009. Management anticipates that the proceeds from the bridge loans and the private placement will be used primarily to acquire long-lived assets and to begin marketing the Company's services, including the implementation of required infrastructure.

2.       Summary of significant accounting policies:

         Use of estimates in the preparation of financial statements:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)

2.       Summary of significant accounting policies (continued):

         International operations:

         The Company's foreign operations are located in China. Foreign transactions are conducted in currencies other than the U.S. dollar, primarily the Chinese Renmimbi (RMB). As a result, the Company is exposed to movements in foreign currency exchange rates. In addition, the Company is subject to risks including adverse developments in the foreign political and economic environment, trade barriers, managing foreign operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material negative impact on the Company's financial condition or results of operations in the future.

         Long-lived assets:

         Management assesses the carrying values of long-lived assets for impairment when circumstances indicate that such amounts may not be recoverable from future operations. Generally, assets to be held and used are considered impaired if the sum of expected undiscounted future cash flows is less than the carrying amount of the asset.

         Debt issue costs:

         Debt issue costs of approximately $5,000 are being amortized to interest expense on a straight-line basis over the term of the related debt, which matures in December 2008 (Note 4). Accumulated amortization is approximately $4,000 as of September 30, 2008.

         Convertible securities:

         Convertible notes are accounted for in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features ("EITF 98-5") and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF 00-27"). Under these pronouncements, the Company, where applicable, records a beneficial conversion feature amortized as additional discount on debt and recorded as expense. The Company has also considered EITF No. 05-2, The Meaning of Conventional Convertible Debt Instruments and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.

         Revenue recognition:

         The Company has minimal revenue-producing operations. The Company recognizes revenue pursuant to Securities and Exchange Commission, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Consistent with the requirements of these SABs, revenue will be recognized only when: a) persuasive evidence of arrangement exists, b) delivery has occurred, c) the seller's price to the buyer is fixed, and
         d) collectibility is reasonably assured.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)


2.       Summary of significant accounting policies (continued):

         Revenue recognized through September 30, 2008 represents broadband service revenue which has been recognized as the service was purchased.

         Loss per share:

         Basic loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. Common shares issuable upon the conversion of stock options and debt securities (8,323,600 at September 30, 2008; 406,000 at September 30,
         2007) are not considered in the calculation, as the effect would be antidilutive. Therefore, diluted loss per share is equivalent to basic loss per share.

         Recently issued and adopted accounting pronouncements:

         In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment to FASB Statement No. 115. This statement permits companies to choose to measure many financial instruments and other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement of accounting for financial instruments, and the fair value option established by this statement permits all entities to measure eligible items at fair value at specified election dates. This statement was effective for the Company on January 1, 2008. The Company did not apply the fair value option to any of its outstanding instruments, therefore SFAS No. 159 did not have an impact on the Company's financial statements.

         In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 was effective for the Company on January 1, 2008 for all financial assets and liabilities. For non-financial assets and liabilities, SFAS No. 157 is effective for the Company on January 1, 2009. Management is currently determining the effect that the adoption of SFAS No. 157 may have on its financial statements beyond it's current fiscal year.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)


2.       Summary of significant accounting policies (continued):

         In March 2008, the FASB issued SFAS No. 161, Disclosures about Deriva-tive Instruments and Hedging Activities. SFAS No. 161 requires addition -al disclosure related to derivative instruments and hedging activities. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November 15, 2008, and the Company is currently evaluating the impact of adoption.

3. Property and equipment and deposits for acquisition of long-lived assets:

         As of September 30, 2008, property and equipment consists of fiber optic cable owned by Shi Dai and located in Beijing and Hangzhou, China. These assets are recorded at cost and are depreciated over their estimated useful lives of 25 years. As these assets were placed in service in late September 2008, depreciation expense and related accumulated depreciation was immaterial for the period.

         As of September 30, 2008, the Company has made a non-refundable deposit of $368,042 with a Chinese company, Beijing Gao Da Yang Guang Communication Technology Ltd. ("Gao Da") in Beijing, China. Gao Da, at the direction of the Company, is acquiring long-lived assets on the Company's behalf. These long-lived assets are to consist of an ISP and three wireless licenses and are to be held by Gao Da for use by the Company. The Company is planning to acquire a 50% ownership interest in Gao Da, at a future date. The Company currently has a pledge of all shares of Gao Da collateralizing the deposits. In September 2008, Da Chuan has entered into a contractual agreement to use the licenses of Gao Da for business operations (Note 7).

4.       Convertible notes payable:

         In June 2007, the Company authorized the sale of up to $1 million of convertible notes payable. During January 2008, the Company oversubscribed the offering and issued $1,004,300 of notes payable, which mature on December 31, 2008, bear interest at 12% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.25 per share, at the option of the note holders. In addition, in March 2008, the Company authorized the sale of up to an additional $1 million of convertible notes payable. As of September 30, 2008, the Company issued $1,053,200 of notes payable, which mature on December 31, 2009, bear interest at 10% per annum, and are unsecured. Principal and interest are convertible at any time into shares of the Company's common stock at $0.50 per share, at the option of the note holders.

5.       Income taxes:

         Based on statutory rates, the Company's expected income tax benefit was approximately $391,000 and $27,000 for the nine month periods ended September 30, 2008 and 2007, respectively., The expected income tax benefit differs from the actual benefit of $0 each period, due primarily to the valuation allowance. As the Company is unable to determine that it is more likely than not that future taxable income of the Company will be sufficient to utilize the operating loss carryforwards, a valuation allowance has been established against these assets.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)


6.       Shareholders' deficit:

         Receivable from issuance of common stock:

         At December 31, 2007, the Company had a receivable for common stock issued of $2,570. All payments were received subsequent to the balance sheet date.

         Stock option plan:

         Effective January 1, 2008, the Company established a Stock Option Award and Compensation Plan (the "Plan") covering up to four million shares of the Company's common stock. Any employee, consultant or Director of the Company and its subsidiaries are eligible to participate. The exercise prices of the options granted were determined by the Plan committee, whose members are appointed by the Board of Directors, and the exercise prices are generally to be established at the estimated fair value of the Company's common stock at the date of grant. Options are to be granted with terms not to exceed five years. The Company granted 2,600,000 options during the first quarter of 2008 with an exercise price of $.25 per share and cancelled 400,000 of these grants in the second quarter of 2008.. There were 581,250 vested options as of September 30, 2008. Before any employee options may be delivered or exercised, the shareholders must ratify the Plan.

         The compensation committee may award incentive stock options and nonqualified stock options under the 2008 Plan. Only employees may receive incentive stock options. The compensation committee also determines the exercise price of each option. However, the exercise price of an incentive stock option may not be less than 100% of the fair market value of the underlying shares on the date of grant. The exercise price of any option may not be less than the par value of the underlying share(s).

         The compensation committee determines the term of each option, but no term may exceed 10 years from the date of grant. The compensation committee also determines at what time or times each option may be exercised and any conditions that must be met before an option may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the compensation committee.

         The Company recorded total stock-based compensation of $15,650 and $87,575 for the three and nine months ended September 30, 2008, respectively, for options that vested during the periods. These costs are included in general and administrative expense. As of September 30, 2008, the estimated fair value of unvested stock options was approximately $206,000, which is expected to be recognized over a weighted average period of approximately one year.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)


6.       Shareholders deficit (continued):

         Stock option plan:

         The Company uses the Black-Scholes option pricing model to determine the weighted average fair value of options. The weighted average fair value of options granted during the nine months ended September 30, 2008 was $0.13 per option. The assumptions utilized to determine the fair value of options granted during the nine months ended September 30, 2008 are provided in the following table. There were no options granted during 2007.

                Risk free interest rates                      1.61% - 2.89%
                Expected volatility                             80% - 89%
                Expected term in years                            2 - 3
                Expected dividend yield                             -

         The following table sets forth the activity in the Company's Stock Option Plan since its January 1, 2008 establishment:


                                                               Weighted
                                               Number of        Average
                                               Shares Under     Exercise                     Average
                                               -lying Options    Price       Exercisable    Fair Value
                                               ------------- ------------- --------------- -------------
         Outstanding January 1, 2008                 -             -              -              -
         Granted during period                   2,600,000       $0.25         681,250         $0.13
         Forfeited/expired                        (400,000)       0.25        (100,000)         0.14
                                               ------------- ------------- --------------- -------------
         Outstanding September 30, 2008          2,200,000       $0.25         581,250         $0.13
                                               ============= ============= =============== =============

         It was determined that there was no intrinsic value attributable to options granted during the nine months ended September 30, 2008, as the estimated market price of the Company's common stock of $.25 per share was the same as the exercise price of the options.

         Common stock issued for services:

         During the nine months ended September 30, 2008, the Company issued 634,000 shares of common stock to various parties as employment signing bonuses and payments for services performed for the Company, valued at $158,500 ($0.25 per share). No shares were issued for services in the three months ended September 30, 2008. There were 100,000 shares of common stock issued for services during the nine months ended September 30, 2007, valued at $25,000. No shares were issued for services in the three months ended September 30, 2007.

                        CHINA WI-MAX COMMUNICATIONS, INC.
                        (A Development Stage Enterprise)
                          NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND SEPTEMBER 30, 2007
                                   (Unaudited)



7.       Commitment:

         In September 2008, the Company, through Da Chuan, entered into a 20-year contract with Gao Da, in which the Company is entitled to utilize and manage all aspects of Gao Da's business assets (which primarily consist of optical fiber assets and licenses) for the Company's benefit, as defined. In September 2008, Gao Da also assigned the rights, title and interest in certain customer accounts to the Company. As consideration for the service agreement, the Company is to pay or reimburse Gao Da for any licensing fees for base stations or license renewal expenses, and the Company is to pay a quarterly fee to Gao Da based on a percentage of net revenue generated from Gao Da's business operations, as defined. At September 30, 2008, the accounts receivable balance of $21,882 is due from Gao Da. This balance was collected subsequent to September 30, 2008.

         Gao Da's president and sole shareholder owns approximately 7.4% of the Company's common stock.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)       Audited financial statements for December 31, 2006 and 2007

          Unaudited financial statements for September 30, 2008

(b)           EXHIBIT NO.                                       DESCRIPTION
              -----------                                       -----------
                  3.1            Articles of Incorporation of China Wi-Max Communications, Inc. - 7/5/06 (2)
                  3.2            Certificate of Amendment - 9/1/06
                                 (Stock amount changed to 50,000,000 @ $.001) (2)
                  3.3            Bylaws of China Wi-Max Communications, Inc. (1)
                  10.1           Shares Transfer Agreement between Zhouwei and China Wi-Max Communications, Inc. (2)
                  10.2           Employment Agreement - George E. Harris (2)
                  10.3           Employment Agreement - Allan Rabinoff (2)
                  10.4           2008 China Wi-Max Communications, Inc.  Stock Option Award and Compensation Plan (2)
                  10.5           Cooperation Agreement - English Translation and Chinese (2)
                  10.6           Services Agreement between Beijing Yuan Shan Shi Dai Technology Development Ltd.
                                 and Beijing Yuan Shan Da Chuan Business Development Ltd. - ENGLISH (3)
                  10.7           Services Agreement between Beijing Gao Da Yang Guang Technology Ltd. and Beijing
                                 Yuan Shan Da Chuan Business Development Ltd. - ENGLISH (3)
                  10.8           Cooperation Agreement Long Teng Jia Xun - ENGLISH (3)
                  10.9           Business License of Beijing Yuan Shan Da Chuan Business Development Ltd. - CHINESE
                                 and ENGLISH (3)
                  10.10          Business License of Beijing Shan Shi Dai Technology Development Ltd. - CHINESE and
                                 ENGLISH (3)
                  10.11          Declaration of Trust - CHINESE and ENGLISH
                  21.1           List of Subsidiaries of China Wi-Max Communications, Inc.
                  23.1           Consent of Independent Registered Public Accounting Firm
                  99.1           Appendix A - Diagram
                  99.2           Appendix B - Network Overview
                  99.3           English Translation of Business License of Gao Da Yang Guang Communication
                                 Technology Ltd. (2)
                  99.4           English Translation of Business License of Yuan Shan Shi Dai Technology
                                 Development, Ltd. (2)
                  99.5           Frequency License Explanation Letter (2)

--------------------------
(1) Incorporated by reference from the exhibits included in the Company's Form 10 filed with the Securities and Exchange Commission (www.sec.gov), dated June 4, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

(2) Incorporated by reference from the exhibits included in the Company's Form 10/A filed with the Securities and Exchange Commission (www.sec.gov), dated September 25, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

(3) Incorporated by reference from the exhibits included in the Company's Form 10/A filed with the Securities and Exchange Commission (www.sec.gov), dated November 5, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 25, 2008

                             CHINA WI-MAX COMMUNICATIONS, INC.

                             /s/George E.  Harris
                             ---------------------------------------------------
                             George E. Harris, President, CFO and Director

                             /s/Dr. Allan Rabinoff
                             ---------------------------------------------------
                             Dr. Allan Rabinoff, Chairman and Executive Director
                             - China Business Development

                             /s/Buck Krieger
                             ---------------------------------------------------
                             Buck Krieger, Director

                             /s/Jenny Wang
                             ---------------------------------------------------
                             Jenny Wang, Chief Administrative Officer
                             and Director

                             /s/Daniel Najor
                             ---------------------------------------------------
                             Daniel Najor, Director

                        CHINA WI-MAX COMMUNICATIONS, INC.

                                  EXHIBIT INDEX


(a)       Audited financial statements for December 31, 2006 and 2007

          Unaudited financial statements for September 30, 2008

(b)           EXHIBIT NO.                                       DESCRIPTION
              -----------                                       -----------
                  3.1            Articles of Incorporation of China Wi-Max Communications, Inc. - 7/5/06 (2)
                  3.2            Certificate of Amendment - 9/1/06
                                 (Stock amount changed to 50,000,000 @ $.001) (2)
                  3.3            Bylaws of China Wi-Max Communications, Inc. (1)
                  10.1           Shares Transfer Agreement between Zhouwei and China Wi-Max Communications, Inc. (2)
                  10.2           Employment Agreement - George E. Harris (2)
                  10.3           Employment Agreement - Allan Rabinoff (2)
                  10.4           2008 China Wi-Max Communications, Inc.  Stock Option Award and Compensation Plan (2)
                  10.5           Cooperation Agreement - English Translation and Chinese (2)
                  10.6           Services Agreement between Beijing Yuan Shan Shi Dai Technology Development Ltd.
                                 and Beijing Yuan Shan Da Chuan Business Development Ltd. - ENGLISH (3)
                  10.7           Services Agreement between Beijing Gao Da Yang Guang Technology Ltd. and Beijing
                                 Yuan Shan Da Chuan Business Development Ltd. - ENGLISH (3)
                  10.8           Cooperation Agreement Long Teng Jia Xun - ENGLISH (3)
                  10.9           Business License of Beijing Yuan Shan Da Chuan Business Development Ltd. - CHINESE
                                 and ENGLISH (3)
                  10.10          Business License of Beijing Shan Shi Dai Technology Development Ltd. - CHINESE and
                                 ENGLISH (3)
                  10.11          Declaration of Trust - CHINESE and ENGLISH
                  21.1           List of Subsidiaries of China Wi-Max Communications, Inc.
                  23.1           Consent of Independent Registered Public Accounting Firm
                  99.1           Appendix A - Diagram
                  99.2           Appendix B - Network Overview (2)
                  99.3           English Translation of Business License of Gao Da Yang Guang Communication
                                 Technology Ltd. (2)
                  99.4           English Translation of Business License of Yuan Shan Shi Dai Technology
                                 Development, Ltd. (2)
                  99.5           Frequency License Explanation Letter (2)

--------------------------
(1) Incorporated by reference from the exhibits included in the Company's Form 10 filed with the Securities and Exchange Commission (www.sec.gov), dated June 4, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

(2) Incorporated by reference from the exhibits included in the Company's Form 10/A filed with the Securities and Exchange Commission (www.sec.gov), dated September 25, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

(3) Incorporated by reference from the exhibits included in the Company's Form 10/A filed with the Securities and Exchange Commission (www.sec.gov), dated November 5, 2008. A copy can be provided by mail, free of charge, by sending a written request to China Wi-Max, Inc., 1905 Sherman Street, Suite 335, Denver, Colorado 80203.

                                 EXHIBIT 10.11

                                  EXHIBIT 21.1

            LIST OF SUBSIDIARIES OF CHINA WI-MAX COMMUNICATIONS, INC.





1. Beijing Yuan Shan Da Chuan Business Development Ltd.
2. Beijing Yuan Shan Shi Dai Technology CO, Ltd.

                                  EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the use in this Registration Statement on Amendment No. 3 to Form 10/A of our report dated March 18, 2008 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), relating to the financial statements of China Wi-Max Communications, Inc. (a Development Stage Enterprise).




/s/GHP HORWATH, P.C.
--------------------

November 25, 2008

Denver, Colorado

                                  EXHIBIT 99.1